FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 19, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

APPROVED:

Mobile TeleSystems Open Joint Stock Company Board of Directors

Protocol No 36

Dated 15/11/2002

A.Yu. Goncharuk, Board of Directors Chairman

(Signature)

(Seal)

SECURITIES ISSUER’S QUARTERLY REPORT

for Quarter III, 2002

Mobile TeleSystems Open Joint Stock Company

Issuer Code: 04715-A

Location: 4, Marksistskaya, 109147, Moscow, Russian Federation

Postal Address: 4, Marksistskaya, 109147, Moscow, Russian Federation

Information included in this quarterly report shall be disclosed in compliance with the Russian Federation securities legislation.

M. A. Smirnov, MTS OJSC President

(Signature)

V. I. Kondratiev, MTS OJSC Chief Accountant

(Signature)

(Seal)

Contact Person: Iliya Vitalievich Chuprinko

Senior Specialist, MTS OJSC Investments and Securities Department

Tel: 911-65-52, Fax: 911-65-51

E-Mail: ivch@mts.ru

A.            Information on the Issuer

9. Full company name of the Issuer

Otkritoe aktsionernoe obshestvo “Mobilnie Telesistemi”

Mobile TeleSystems Open Joint Stock Company

10. Abbreviated name

OAO MTC

MTS OJSC

11. Information on changes in the name and legal and organizational structure of the Issuer

The name and legal and organizational structure of the Issuer have not been changed.

12. Information on registration of the Issuer with the state authorities and on its licenses

Date of state registration of the Issuer: 01.03.2000;

Number of the State Registration Certificate (or other document confirming the Issuer’s state registration): P-7882.16

The state authority, which effected the registration: The State Registration Chamber of the Ministry of Justice of Russia

Licenses:

No.  14662

Issue date: 22.03.2000

Expiry date: 04.04.2007

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of GSM 900 cellular radio phone communication services in Tver Region.

No.  14663

Issue date: 22.03.2000

Expiry date: 22.08.2007

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of GSM 900 cellular radio phone communication services in Komi Republic.

No.  14664

Issue date: 22.03.2000

Expiry date: 22.08.2007

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of GSM 900 cellular radio phone communication services in Kostroma Region

No.  14665

Issue date: 22.03.2000

Expiry date: 01.12.2004

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of GSM 900 cellular radio phone communication services in Moscow, the City and Region

No.  14452

Issue date: 23.03.2000

Expiry date: 01.10.2006

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of GSM 900 cellular radio phone communication services in Smolensk Region

No.  14453

Issue date: 23.03.2000

Expiry date: 01.10.2006

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of GSM 900 cellular radio phone communication services in Vladimir Region

No.  14454

Issue date: 23.03.2000

Expiry date: 01.10.2006

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of GSM 900 cellular radio phone communication services in Pskov Region

No.  14455

Issue date: 23.03.2000

Expiry date: 01.10.2006

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of GSM 900 cellular radio phone communication services in Tula Region

No.  14456

Issue date: 23.03.2000

Expiry date: 01.10.2006

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of GSM 900 cellular radio phone communication services in Kaluga Region

No.  14457

Issue date: 23.03.2000

Expiry date: 01.10.2006

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of GSM 900 cellular radio phone communication services in Ryazan Region

No.  14666

Issue date: 23.03.2000

Expiry date: 24.11.2003

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Leasing of communication channels

No.  14667

Issue date: 23.03.2000

Expiry date: 30.12.2004

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of telemetric services

No.  14668

Issue date: 23.03.2000

Expiry date: 25.08.2004

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of local and long-distance telephone services

No.  15282

Issue date: 03.07.2000

Expiry date: 03.07.2005

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of local and long-distance telephone services

No.  15403

Issue date: 03.07.2000

Expiry date: 03.07.2005

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of telemetric services

No.  14680

Issue date: 7.04.2000

Expiry date: 7.04.2005

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Leasing of communication channels

No.  17774

Issue date: 13.04.2001

Expiry date: 13.04.2006

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Leasing of communication channels

No.  16245

Issue date: 13.10.2000

Expiry date: 13.10.2005

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Leasing of communication channels

No.  17169

Issue date: 25.01.2001

Expiry date: 25.01.2006

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of videoconference communication services

No.  17333

Issue date: 15.02.2001

Expiry date: 15.02.2006

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of telemetric services

No.  18228

Issue date: 18.05.2001

Expiry date: 18.05.2006

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of audio conference communication services

No.  19615

Issue date: 4.10.2001

Expiry date: 4.10.2011

The authority that issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of local and intrazone telephone communication services

No.  19596

Issue date: 4.10.2001

Expiry date: 4.10.2006

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of telemetric services

No.  21780

Issue date: 17.04.2002

Expiry date: 17.04.2007

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of data transmission services

No.  22744

Issue date: 11.07.2002

Expiry date: 11.07.2012

The authority, which issued the license: The Ministry of Telecommunications and Informatization of the Russian Federation.

Activities: Rendering of GSM 900 cellular radio phone communication services

13. Tax payer identification number

7740000076

14. Industry of the Issuer

OCONKH Codes:

52300

84500

72200

80300

96190

15. Issuer’s location, postal address and contact telephone numbers:

Location: 4, Marksistskaya Str., Moscow, 109147, Russian Federation.

Postal address: 4, Marksistskaya Str., Moscow, 109147, Russian Federation.

Tel: 915-2110; Fax: 915-74-25

E-Mail:  info@mts.ru

16. Information on the Issuer’s Auditor

Name:  DELOITTE & TOUCHE CIS Closed Joint Stock Company

Location: 16/2, Bldg.1, Tverskaya Street, Moscow, 103009, Russian Federation

Tax payer identification number: 7703097990

Postal address: 16/2, Bldg.1, Tverskaya Street, Moscow, 103009, Russian Federation

Tel: (095) 933-73-00; Fax: (095) 933-73-01

E-Mail: None

Information on auditor’s license:

No. 004509

Issue date: 8.02.2000

Expiry date: 8.02.2003

Authority, which issued the license:  The Ministry of Finance of the Russian Federation.

17. Information on organizations registering the Issuer’s rights to securities.

Registrar:

Name: Registrar NIKoil Open Joint Stock Company

Location: 16, Bldg. 2, Mir Prospect, 129010, Moscow, Russian Federation

Postal address: 8, Bldg. 45, Pravda Street, 125124, Moscow, Russian Federation

Tel: (095) 755-90-77; Fax: (095) 755-90-77

E-Mail: pr@rcnikoil.ru

License:

No. 10-000-1-00236

Issue date: 22.12.1997

Expiry date: 25.06.2003

Authority, which issued the license: Federal Commission for the Securities Market of the Russian Federation

Date on which the above Registrar started maintaining the Register of the Issuer’s registered securities: 29.05.2000

Centralized keeping of Issuer’s Securities was not performed in the reporting quarter.

18. The Issuer’s depositary

None

19. The Issuer’s participants

Total number of shareholders (participants): 12

Shareholders (participants) having in their ownership at least 20% of the Issuer’s authorized capital:

19.1. Name: DeTeMobil - Deutsche Telekom MobilNet GmbH

Location: Landgrabenweg 151, 53227, Bonn, Germany

Postal address: Landgrabenweg 151, 53227, Bonn, Germany

Share in the Issuer’s authorized capital: 36.2%

19.2. Name: Joint Stock Financial Corporation Sistema Open Joint Stock Company

Location: 20, Bldg. 2, Spyridonovka Str., 103001, Moscow, Russian Federation

Postal address: 10, Leontyevsky Per., 103009, Moscow, Russian Federation

Share in Issuer’s authorized capital: 34.7%

20. Managerial bodies of the Issuer:

Managerial Structure of the Issuer:

General Shareholders Meeting of the Company

The Company’s Board of Directors

President of the Company

Competence of the Issuer’s General meeting of Shareholders (Participants) under the Issuer’s Charter (Foundation Documents):

The following issues shall be within the competence of the General Meeting of Shareholders:

1. making of amendments to the Charter of the Company or approval of a restated version of the Charter;

2. reorganization of the Company;

3. liquidation of the Company, appointment of a liquidation commission, and approval of interim and final liquidation balance sheets;

4. determination of the size of the Board of Directors, election of its members, and early termination of their powers;

5. determination of the  number, par value, category (class) of authorized shares and rights granted by such shares;

6. increase of the Company’s charter capital by way of an increase in the par value of shares or the placement of additional shares;

7. decrease of the Company’s charter capital by way of a decrease in the par value of shares, by way of the acquisition by the Company of some shares for the purposes of reducing their total number  as well as by the cancellation of shares acquired or redeemed by the Company;

8. appointment of the President of the Company and early termination of his powers;

9. determination of the size of the Audit Commission (internal auditor) of the Company, election of its members, and early termination of their powers;

10. approval of the external auditor of the Company (“External Auditor”);

11. Approval of annual reports and balance sheets, including statements of profits and losses (profit and loss accounts) of the Company, and distribution of the profits, including payment (declaration) of dividends, and losses of the Company based on the results of the fiscal year;

12. determination of the procedure for conducting the General Meeting of Shareholders;

13.  election of members to  the Counting Commission and early termination of their powers;

14. splitting and consolidation of shares;

15. Adoption of resolutions on approval of  transactions in whose performance there is an interest, in the cases provided for by article 83 of the Federal Law “On Joint Stock Companies” and other legislation of the Russian Federation;

16. Adoption of resolutions on approval of  major transactions associated with the acquisition or alienation of property by the Company, in the cases provided for by article 79 of the Federal Law “On Joint Stock Companies” and other legislation of the Russian Federation;

17. acquisition by the Company of placed shares in the cases provided for by the legislation of the Russian Federation;

18. adoption of a resolution on participation in holding companies, financial-industrial groups, and other associations of commercial organizations;

19. approval of internal documents regulating the activities of the Company’s bodies.

20. other issues provided for by this Charter, the Federal Law “On Joint Stock Companies,” and other current legislation of the Russian Federation.

Matters assigned to the competence of the General Meeting of Shareholders cannot be transferred to the executive body of the Company to be resolved.

Matters assigned to the competence of the General Meeting of Shareholders cannot be transferred to the Board of Directors (Supervisory Board) of the Company to be resolved, with the exception of those issues envisaged by the current legislation.

The powers of Issuer’s Board of Directors (Supervisory Council) in accordance with the Charter (Foundation Documents):

The following matters shall be within the competence of the Company’s Board of Directors:

1. Determination of the priority directions of the Company’s activities;

2. Calling of annual and extraordinary General Meetings of Shareholders, except in the cases provided for by article 55, section 8  of the Federal Law “On Joint Stock Companies”;

3. Approval of the agenda of a General Meeting of Shareholders of the Company;

4. Setting the date for compilation of the list of persons  entitled to participate in a General Meeting of Shareholders of the Company, and other matters assigned to the competence of the Board of Directors and associated with the preparation and holding of a General Meeting of Shareholders;

5. Referring the issues set forth in clause 12.1, subclauses 2, 6 and 14-19  hereof to the General Meeting of Shareholders for decision;

6.  Determination of the price (monetary value) of property, and the price of placement and issue of securities in those instances envisaged in the current legislation;

7. Placement by the Company of bonds and other securities;

8. Acquisition of shares, bonds and other securities placed by the Company, in the cases provided for by the Federal Law “On Joint Stock Companies” and other legislation of the Russian Federation;

9. Recommendations on the amount of remuneration and compensation to be paid to the members of the Company’s Audit Commission and determination of the amount to be paid for the services of the External Auditor;

10. Recommendations on the amount of the dividend on shares and the procedure for payment thereof;

11. Use of the Company’s reserve fund and other funds;

12.  Approval of the internal documents of the Company, with the exception of those internal documents, approval of which pursuant to the current legislation is assigned to the competence of the General Meeting of Shareholders of the Company, and other documents of the Company, approval of which pursuant to this Charter is assigned to the competence of the executive body of the Company;

13. Adoption of resolutions on the creation and liquidation of branches,  opening and closing of representative offices of the Company and approval of  statutes of the Company’s branches and representative offices;

14. Approval of major transactions  in the cases provided for by Chapter X of the Federal Law “On Joint Stock Companies” and other legislation of the Russian Federation;

15. Approval of transactions in whose completion there is an interest, in the cases provided for by Chapter XI of the Federal Law “On Joint Stock Companies” and other legislation of the Russian Federation;

16. Approval of the registrar of the Company and of the terms and conditions of the agreement with it and on termination of the agreement with it;

17. Adoption of resolutions providing that the Company will pay costs associated with the conduct of unplanned audits and verifications by the Audit Commission initiated by shareholders owning the number of voting shares of the Company specified by this Charter;

18. The increase of the charter capital of the Company out of the Company’s property by placement of additional shares through distributing them among shareholders within the limit of the number and category (class) of authorized shares only among shareholders in the number proportional to the number of shares owned by them, as well as the placement by open subscription of common shares and securities, convertible into common shares constituting no more than 25 percent of previously placed common shares of the Company.

19. Other issues provided for by current legislation and this Charter.

Competence of Issuer’s sole and collective executive body in accordance with the Charter (Foundation Documents):

The President shall act in the name of the Company without a power of attorney, and in such capacity, inter alia:

•       carry out the day-to-day management of the Company’s activities;

•       have the right of first signature on financial documents;

•       dispose of the Company’s property so as to provide for its current activities, within the limits established by this Charter;

•       represent the Company’s interests both in the Russian Federation and elsewhere, including in foreign states;

•       approve the staff, enter into labor agreements with the Company’s employees, and provide incentives to such employees and impose penalties on them;

•       independently conclude transactions in the Company’s name, or, in the cases provided for by the Federal Law “On Joint Stock Companies” and this Charter, pursuant to a resolution of the General Meeting of Shareholders or a resolution of the Board of Directors;

•       issue powers of attorney on behalf of the Company;

•       arrange for the keeping of accounting records and reports by the Company;

•       issue orders and give instructions binding upon all employees of the Company;

perform other functions necessary to achieve the Company’s objectives and ensure its normal operation, in accordance with current legislation and the Company’s Charter, with the exception of functions assigned by the Federal Law “On Joint Stock Companies” and the Company’s Charter to other management bodies of the Company.

21. Members of Issuer’s Board of Directors (Supervisory Council).

The Board of Directors

Chairman: Alexander Yurievich Goncharuk

Members of the Board of Directors:

Alexander Yurievich Goncharuk

Year of birth: 1956

Positions held during the last 5 years:

Period: 1996 - present time

Organization: Joint Stock Financial Corporation Sistema Open Joint Stock Company

Scope of activities: information and consulting services

Title:  Vice-President

Period: 1998 - 2002

Organization: Centre-Telco Close Joint Stock Company

Scope of activities: telecommunication services

Title:  Board of Directors Chairman

Period: 1998 - present time

Organization: Joint Stock Financial Corporation Sistema Open Joint Stock Company

Scope of activities: information and consulting services

Title:  Board of Directors Member

Period:  1998 - present time

Organization: Telecommunication and Information System Close Joint Stock Company

Scope of activities: consulting services in the field of telecommunications; drawing up, support and implementation of R & D and investment projects

Title: Director General, Board of Directors Member

Period: 1998 - 2002

Organization: MKNT and Company Open Joint Stock Company

Scope of activities: investment activity

Title:  Board of Directors Member

Period: 1998 - 2002

Organization: Centre-TC Close Joint Stock Company

Scope of activities: telecommunication services

Title:  Director General, Board of Directors Member

Period: 1998 - present time

Organization: Moscow City Telephone Network Open Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 1998 - 1999

Organization: Mobile TeleSystems Close Joint Stock Company

Scope of activities: cellular communication services

Title: Board of Directors Chairman

Period: 1999 - 2001

Organization: NPK NIIDAR Open Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 1999 - 2001

Organization: Moscow Telecommunication Corporation Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 1999 - 2001

Organization: Academician A.L. Mints Radio Engineering Institute Open Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 1999 - 2001

Organization: Comstar Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 1999 - 2001

Organization: Long-term Design Centre Vympel-Sistema Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2000 - present time

Organization: Concern Scientific Centre Open Joint Stock Company

Scope of activities: research & development activity

Title: Board of Directors Member

Period: 2000 - 2001

Organization: Scientific & Technological Enterprise Intellect Telecom Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2000 - 2002

Organization: Informatization System for Business Close Joint Stock Company

Scope of activities: information science

Title: Board of Directors Member

Period: 2000 - 2002

Organization: I-System Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Chairman

Period: 2000 - present time

Organization: Invest-Sviaz-Holding Close Joint Stock Company

Scope of activities: leasing activity

Title: Board of Directors Member

Period: 2000 - 2002

Organization: Moscow Cellular Communication Open Joint Stock Company

Scope of activities: cellular communication services

Title: Board of Directors Chairman

Period: 2000 - 2001

Organization: MC-Tel Open Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2000 - present time

Organization: Company MTU-Inform Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Chairman

Period: 2000 - 2001

Organization: Concern Radio Engineering and Information Systems Open Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2000 - 2001

Organization: NPK High Technologies and Strategic Systems Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2001 - 2002

Organization: TELECOM XXI Open Joint Stock Company

Scope of activities: dual band GSM–900/1800 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 2002 - present time

Organization: MTU-Intel Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Chairman

Period: 2002 - present time

Organization:  Mobile TeleSystems Joint Limited Liability  Company

Scope of activities: dual band GSM–900/1800 MHz cellular radio phone communication services

Title:  Board of Directors Member

Period: 2002 - present time

Organization: Non-commercial Organization Russian Fund of History of Communication.

Scope of activities: no commercial activity

Title:  Board of Directors Member

Share in the Issuer’s authorized capital: none

Share in the Issuer’s affiliated/dependent companies: none

Rainer Hartmut Hennicke

Year of birth: 1943

Positions held during the last 5 years:

Period:  1995 - 2000

Organization:  Mobile TeleSystems Closed Joint Stock Company

Scope of activities:  900 MHz cellular radio phone communication services

Title: Board of Directors Deputy Chairman, Board of Directors Chairman

Period:  1995 - 2002

Organization:  Representative office of DeTeMobil Deutshe Telekom Mobilnet GmbH in the Russian Federation

Scope of activities: telecommunication services

Title: Head of the Representative Office

Period:  2002 - present time

Organization:  Representative office of T-Mobil Deutshland GmbH in the Russian Federation

Scope of activities: telecommunication services

Title: Head of the Representative Office

Period:  1999 - 2002

Organization: ZETA Telekommunikationsdienste GmbH

Scope of activities: telecommunication services

Title: Executive Director

Period:  1999 - 2002

Organization: Rosico Closed Joint Stock Company

Scope of activities: 1800 MHz cellular radio phone communication services

Title: Board of Directors Member

Period:  2001 - 2002

Organization: TELECOM XXI Open Joint Stock Company

Scope of activities: dual band GSM–900/1800 MHz cellular radio phone communication services

Title: Board of Directors Deputy Chairman

Period:  2001 - present time

Organization: Invest-Sviaz-Holding Closed Joint Stock Company

Scope of activities: leasing

Title: Board of Directors Chairman

Period:  2001 - present time

Organization: ReCom Open Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 2002 - present time

Organization:  Mobile TeleSystems Joint Limited Liability Company

Scope of activities: dual band GSM–900/1800 MHz cellular radio phone communication services

Title:  Board of Directors Member

Share in the Issuer’s authorized capital: none

Shares in the Issuer’s subsidiaries/dependent companies: none

Mikhail Alexeevich Smirnov

Year of birth: 1950

Positions held during the last 5 years:

Period: 1995 - 2000

Organization: Mobile TeleSystems Closed Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: President

Period: 1995 - present time

Organization: Association of the Russian GSM (SPS 900) Cellular Mobile Communication Operators

Scope of activities: organization of development of methods for planning and frequency/territorial planning, construction and operation of cellular networks in the regions

Title: Board of Directors Chairman

Period: 1997 - 2000

Organization: Mobile TeleSystems Closed Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 1998 - present time

Organization: ReCom Open Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: Board of Directors Chairman

Period: 1999 - present time

Organization:  Udmurt Digital Networks - 900 Closed Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: Board of Directors Chairman

Period: 1999 - 2002

Organization: Rosico Closed Joint Stock Company

Scope of activities: 1800 MHz cellular radio phone communication services

Title: Board of Directors Chairman

Period: 2000 - present time

Organization: Mobile Communication Systems Open Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 2000 - present time

Organization: Mobile TeleSystems Open Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: President

Period: 2000 - 2002

Organization:  Amur Cellular Communications Closed Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title:  Board of Directors Chairman

Period: 2000 - present time

Organization:  Mobile TeleSystems in Komi  Republic Limited Liability Company

Scope of activities:  intermediary communication services

Title:  Board of Directors Member

Period:  2001 - 2002

Organization: TELECOM XXI Open Joint Stock Company

Scope of activities: dual band GSM–900/1800 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 2001 - present time

Organization:  Mobile TeleSystems - Nizhni Novgorod Closed Joint Stock Company

Scope of activities: intermediary communication services

Title:  Board of Directors Member

Period: 2002 - present time

Organization:  Kuban-GSM Closed Joint Stock Company

Scope of activities: dual band GSM–900/1800 MHz cellular radio phone communication services

Title:  Board of Directors Member

Period: 2002 - present time

Organization:  Mobile Positioning Telemetric Systems Open Joint Stock Company

Scope of activities: telemetric services

Title:  Board of Directors Member

Period: 2002 - present time

Organization:  Mobile TeleSystems Joint Limited Liability  Company

Scope of activities: dual band GSM–900/1800 MHz cellular radio phone communication services

Title:  Board of Directors Member

Period: 2002 - present time

Organization:  NOVITEL Closed Joint Stock Company

Scope of activities: intermediary communication services

Title:  Board of Directors Member

Share in the Issuer’s authorized capital: 0.018%

Shares in the Issuer’s affiliated/dependent companies: none

Gernot Hans Wilhelm Taufmann

Year of birth: 1957

Positions held during the last 5 years:

Period:  1995 - present time

Organization: Regional Telecommunications Community (RTC)

Scope of activities: telecommunication services

Title: Deutsche Telekom AG permanent representative

Period:  1995 - present time

Organization: Moscow Representative office of Deutsche Telekom AG, Joint Stock Company

Scope of activities: telecommunication services

Title: Head of the Representative Office

Period:  1997 - 1998

Organization: Infotel Closed Joint Stock Company

Scope of activities: telecommunication services

Title: Board of Directors Chairman

Period:  1998 - present time

Organization: Ukrainian Mobile Communication (UMC) Joint Stock Company

Scope of activities: telecommunication services

Title: Board of Directors Chairman

Period:  1998 - 2001

Organization: Moscow Teleport Closed Joint Stock Company

Scope of activities: telecommunication services

Title: Board of Directors Deputy Chairman

Period: 1998 - 2000

Organization:  Mobile TeleSystems Close Joint Stock Company

Scope of activities:  900 MHz cellular radio phone communication services

Title: Board of Directors Member

Period:  1999 - present time

Organization: Zeta Telekommunikatiosdienste GmbH

Scope of activities:  telecommunication services

Title: Executive Director

Period: 1999 - 2002

Organization: Rosico Closed Joint Stock Company

Scope of activities: 1800 MHz cellular radio phone communication services

Title: Board of Directors Member

Period:  2001 - present time

Organization: Invest-Sviaz-Holding Closed Joint Stock Company

Scope of activities: Leasing

Title: Board of Directors Member

Period:  2001 - 2002

Organization: TELECOM XXI Open Joint Stock Company

Scope of activities: dual band GSM – 900/1800 MHz cellular radio phone communication services

Title: Board of Directors Member

Share in the Issuer’s authorized capital: 0%

Share in the Issuer’s affiliated / dependent companies: none

Alexander Petrovich Vronets

Year of birth: 1954

Positions held during the last 5 years:

Period: 1994 - 1998

Organization: Giprosviaz Open Joint Stock Company

Scope of activities: site surveying and planning of telecommunication facilities

Title:  Director General

Period:  1998 - present time

Organization: Telecommunication and Information System Close Joint Stock Company

Scope of activities: consulting services in the field of telecommunications; drawing up, support and implementation of R & D and investment projects

Title: First Deputy Director General

Period: 1999 - 2001

Organization: NPK NIIDAR Open Joint Stock Company

Scope of activities: R&D in radio communications

Title: Board of Directors Member

Period: 1999 - 2002

Organization: Telmos Open Joint Stock Company

Scope of activities: local, national and international telephone services

Title: Board of Directors Member

Period:  1999 - 2000

Organization: PTT Teleport Moscow Close Joint Stock Company

Scope of activities: operator activities in the field of data transmission services, local telephone services and access to Internet

Title: Board of Directors Member

Period: 1999 - 2001

Organization: Moscow City Telephone Network Open Joint Stock Company

Scope of activities: electric communication services

Title: Board of Directors Member

Period: 1999 - 2001

Organization: Giprosviaz Open Joint Stock Company

Scope of activities: site surveying and planning of telecommunication facilities

Title: Board of Directors Member

Period: 1999 - 2000

Organization: Mobile TeleSystems Close Joint Stock Company

Scope of activities: mobile radio phone services

Title: Board of Directors member

Period: 2000 - present time

Organization: Scientific and Technical Enterprise Intellect-Telecom Open Joint Stock Company

Scope of activities: scientific and technical activity in telecommunications

Title: Board of Directors Member

Period: 2000 - 2001

Organization: Mediatel Close Joint Stock Company

Scope of activities: development and supply of software for telecommunications

Title: Board of Directors Member

Period: 2000 - 2002

Organization: MS-Tel Open Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2000 - 2001

Organization: METRO TELECOM Close Joint Stock Company

Scope of activities: deployment of mobile radio network in the metro

Title: Board of Directors Member

Period:  2000 - present time

Organization: Non-profit Organisation The Union of Communication Facilities Customers and Producers

Scope of activities: no commercial activity

Title: Board of Directors Member

Period:  2001 - 2002

Organization: Center-TC Closed Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period:  2001 - 2002

Organization: Sistelnet Open Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period:  2001 - present time

Organization: Mezhregionalny Transit Telecom Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period:  2002 - present time

Organization: Moscow Cellular Communication Open Joint Stock Company

Scope of activities: cellular communication services

Title: Board of Directors Member

Period:  2002 - present time

Organization: I-System Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2002 - present time

Organization: Moscow City Telephone Network Open Joint Stock Company

Scope of activities: electric communication services

Title: Board of Directors Member

Period: 2002 - present time

Organization: Centre-Telco Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Chairman

Period: 2002 - present time

Organization: Invest-Sviaz-Holding Close Joint Stock Company

Scope of activities: leasing activity

Title: Board of Directors Member

Share in the Issuer’s authorized capital: 0.018%

Shares in the Issuer’s affiliated/dependent companies: none

Bernhard Michael Guenther

Year of birth: 1944

Positions held during the last 5 years:

Period: 1997 - 2000

Organization: T-Mobile Deutschland GmbH

Scope of activities: telecommunication services

Title: Director of Finance

Period: 1997 - present time

Organization: Polska Telefonoca Cyfrowa Sp. z.o.o (PTC)

Scope of activities: telecommunication services

Title: Deputy Chairman of Supervisory Board

Period: 1998 - present time

Organization: RadioMobile a.s.

Scope of activities: telecommunication services

Title: Board of Directors Chairman

Period: 1998 - 2001

Organization: T-Mobile Austria GmbH

Scope of activities: telecommunication services

Title: Supervisory Board Member

Period: 1999 - 2001

Organization: T-Mobile (UK) Ltd.

Scope of activities: telecommunication services

Title: Board of Directors Member

Period: 1999 - 2001

Organization: Niedermeyer GmbH

Scope of activities: retail

Title: Board of Directors Member

Period: 2000 - present time

Organization: Eurotel Bratislava a.s.

Scope of activities: telecommunication services

Title: Board of Directors Chairman

Period: 2000 - 2001

Organization: T-Mobile International AG

Scope of activities: telecommunication services

Title: Board of Directors Member

Period: 2000 - 2002

Organization: BEN Nederland Holding B.V.

Scope of activities: telecommunication services

Title: Supervisory Board Member

Period: 2000 - 2001

Organization: T-Mobile Deutschland GmbH

Scope of activities: telecommunication services

Title: Supervisory Board Member

Period: 1998 - present time

Organization: C-Mobil B.V.

Scope of activities: telecommunication services

Title: Board of Directors Member

Period: 2000 - present time

Organization: WESTEL Mobil Tavkozlesi Rt.

Scope of activities: telecommunication services

Title: Deputy Chairman of Board Directors

Period: 2001 - present time

Organization: T-Mobile International AG

Scope of activities: telecommunication services

Title: Board of Directors Member

Period: 2001 - present time

Organization: HT Croatia

Scope of activities: telecommunication services

Title: Supervisory Board Member

Period: 2001 - 2002

Organization: TELECOM XXI Open Joint Stock Company

Scope of activities: dual band GSM – 900/1800 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 2002 - present time

Organization: Matav

Scope of activities: telecommunication services

Title: Board of Directors Member

Period: 2000 - present time

Organization: Smaragd Telekommunikationsdienste GmbH

Scope of activities: telecommunication services

Title: Board of Directors Member

Period: 2000 - 2001

Organization: T-Mobile Holding Ltd.

Scope of activities: telecommunication services

Title: Board of Directors Member

Share in the Issuer’s authorized capital: none

Shares in the Issuer’s affiliated/dependent companies: none

Vassily Vassilievich Sidorov

Year of birth: 1971

Positions held during the last 5 years:

Period: 1996 - 1997

Organization: Columbus Capital

Scope of activities: financial consulting

Title: Director

Period: 1997 - 2000

Organization: Communication Investment Company Open Joint Stock Company

Scope of activities: communication services

Title: Deputy Director General

Period: 1998 - 2002

Organization: Moscow City Telephone Network Open Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2000 - present time

Organization: Telecommunication and Information System Close Joint Stock Company

Scope of activities: consulting services in the field of telecommunications; drawing up, support and implementation of R & D and investment projects

Title: First Deputy Director General

Period: 2001 - 2002

Organization: Telmos Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2001 - present time

Organization: Scientific & Technological Enterprise Intellect Telecom Close Joint Stock Company

Scope of activities: research & development works in the field of communications

Title: Board of Directors Member

Period: 2001 - present time

Organization: Comstar Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2001 - 2002

Organization: MTU-Intel Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2001 - 2002

Organization: PTT-Teleport Moscow Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2001 - present time

Organization: Moscow Telecommunication Corporation Open Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2001 - present time

Organization: Mezhregionalny Transit Telecom Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2001 - present time

Organization: MTU-Inform Company Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2001 - present time

Organization: Personal Communications Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Chairman

Period: 2001 - present time

Organization: Golden Line Close Joint Stock Company

Scope of activities: communication services

Title: Board of Directors Member

Period: 2002 - present time

Organization: Moscow Cellular Communications Open Joint Stock Company

Scope of activities: cellular communication services

Title: Board of Directors Member

Share in the Issuer’s authorized capital: none

Share in the Issuer’s affiliated/dependent companies: none

22.  Sole and collective managerial bodies of the Issuer and executive officers of the managerial body of the Issuer.

Sole executive body and members of the collective executive body of the Issuer:

Mikhail Alexeevich Smirnov

Year of birth: 1950

Positions held during the last 5 years:

Period: 1995 - 2000

Organization: Mobile TeleSystems Close Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: President

Period: 1995 - present time

Organization: Association of Russian Cellular Mobile GSM (SPS 900) Operators

Scope of activities: organization of development of methods for designing and frequency/territorial planning, construction and operation of cellular networks in the regions

Title: Board of Directors Chairman

Period: 1997 - 2000

Organization: Mobile TeleSystems Close Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 1998 - present time

Organization: ReCom Open Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: Board of Directors Chairman

Period: 1999 - present time

Organization: Udmurt Digital Networks-900 Close Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: Board of Directors Chairman

Period: 1999 - 2002

Organization: Rosico Close Joint Stock Company

Scope of activities: 1800 MHz cellular radio phone communication services

Title: Board of Directors Chairman

Period: 2000 - present time

Organization: Mobile Communication Systems Open Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 2000 - 2002

Organization: Amur Cellular Communications Close Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 2000 - present time

Organization: Mobile TeleSystems in Komi Republic Limited Liability Company

Scope of activities: intermediation communication services

Title: Board of Directors Chairman

Period: 2000 - present time

Organization: Mobile TeleSystems Open Joint Stock Company

Scope of activities: 900 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 2001 - 2002

Organization: TELECOM XXI Open Joint Stock Company

Scope of activities: dual band GSM – 900/1800 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 2001 - present time

Organization: Mobile TeleSystems – Nizhni Novgorod Closed Joint Stock Company

Scope of activities: intermediation communication services

Occupation: Board of Directors Member

Period: 2002 - present time

Organization: Kuban-GSM Close Joint Stock Company

Scope of activities: dual band GSM–900/1800 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 2002 - present time

Organization: Mobile Positioning Telemetric Systems Open Joint Stock Company

Scope of activities: telemetric services

Title: Board of Directors Member

Period: 2002 - present time

Organization: Mobile TeleSystems Joint Limited Liability  Company

Scope of activities: dual band GSM–900/1800 MHz cellular radio phone communication services

Title: Board of Directors Member

Period: 2002 - present time

Organization: NOVITEL Close Joint Stock Company

Scope of activities: intermediation communication services

Title: Board of Directors Member

Share in the Issuer’s authorized capital: 0.018%

Share in the Issuer’s affiliated / dependent companies: none

Person performing the functions of the sole executive body of the Issuer:

Mikhail Alexeevich Smirnov

23.  Remuneration paid to the Board of Directors (Supervisory Council) Members and other executive officers of the Issuer

Information shall not be presented in a brief report

24.  Information on legal entities where the Issuer participates

Legal entities where the Issuer has in its ownership at least 20% of the authorized capital:

Name: TELECOM XXI Open Joint Stock Company

Location: 51, Shpalernaya Street, Saint Petersburg, 193015, Russian Federation

Postal Address: 51, Shpalernaya Street, Saint Petersburg, 193015, Russian Federation

Issuer’s share in the authorized capital of the legal entity: 100%

Name: Mobicom-Barnaul Close Joint Stock Company

Location:

Postal Address: 52, Dimitrov Street, Barnaul, 656099, Altai Territory, Russian Federation

Issuer’s share in the authorized capital of the legal entity: 100%

Name: BM Telecom Limited Liability Company

Location: 37 a, Luganskaya Street, 450096, Ufa, Russian Federation

Postal address: 37 a, Luganskaya Street, 450096, Ufa, Russian Federation

Issuer’s share in the authorized capital of the legal entity: 100%

Name: MOBILE TELESYSTEMS FINANCE S.A.

Location: 3, Avenue Pasteur, L-2311 Luxembourg

Postal address: 3, Avenue Pasteur, L-2311 Luxembourg

Issuer’s Share in the authorized capital of the legal entity: 100%

Name: Amur Cellular Communications Closed Joint Stock Company

Location: 42, B. Khmelnitsky Street, Blagoveshchensk, Amur Region, 675000, Russian Federation

Postal address: 42, Office 218,  B. Khmelnitsky Street, Blagoveshchensk, Amur Region, 675000, Russian Federation

Issuer’s share in the authorized capital of the legal entity: 100%

Name: Rosico Close Joint Stock Company

Location: 29, Bldg. 2, Ryleev Street, Moscow, 119034, Russian Federation

Postal address: 18, Bldg. 5, Teterinsky Per., Moscow, 109004, Russian Federation

Issuer’s share in the authorized capital of the legal entity: 100%

Name: Mobile Communication Systems Open Joint Stock Company

Location: 79, Kuibyshev Street, Omsk, 644001, Russian Federation

Postal address: 79, Kuibyshev Street, Omsk, 644001, Russian Federation

Issuer’s Share in the authorized capital of the legal entity: 83.53%

Name: TELECOM-900 Closed Joint Stock Company

Location: 29, Gagarinsky Per., Moscow, 119034

Postal address: 12/12, Pankratievsky Per., Moscow, 103045

Issuer’s Share in the authorized capital of the legal entity: 81%

Name: Dontelecom Close Joint Stock Company

Location: 15, Kayani Street, Rostov-on-Don, 344019, Russian Federation

Postal address: 10, Beregovaya Street, Rostov-on-Don, 344008, Russian Federation

Issuer’s share in the authorized capital of the legal entity: 66.67%

Name: Mobile TeleSystems – Nizhni Novgorod Closed Joint Stock Company

Location: 11, Gagarin Avenue, Nizhni Novgorod, 603022, Russian Federation

Postal address: 11, Gagarin Avenue, Nizhni Novgorod, 603022, Russian Federation

Issuer’s Share in the authorized capital of the legal entity: 65%

Name: ReCom Open Joint Stock Company

Location: 19, Leskov Street, Orel, 302027, Russian Federation

Postal address: 16, Turgenev Street, Orel, 302028, Russian Federation

Issuer’s Share in the authorized capital of the legal entity: 53.9%

Name: NOVITEL Closed Joint Stock Company

Location: 12, Bldg. 1, 1st Zapadny Proezd, Zelenograd, Moscow, 103460

Postal address: 16, Bldg. 1, Leningradskoe Shosse, Moscow, 125171

Issuer’s Share in the authorized capital of the legal entity: 51%

Name: Udmurt Digital Networks – 900 Closed Joint Stock Company

Location: 278, Pushkinskaya Street, Izhevsk, 426000, Russian Federation

Postal address: 278, Pushkinskaya Street, Izhevsk, 426000, Russian Federation

Issuer’s Share in the authorized capital of the legal entity: 51%

Name: Kuban-GSM Closed Joint Stock Company

Location: 61, Guimnazicheskaya Street, 350000, Krasnodar, Russian Federation

Postal address: 61, Guimnazicheskaya Street, 350000, Krasnodar, Russian Federation

Issuer’s Share in the authorized capital of the legal entity: 51%

Name: Mobile Telemetric Positioning Systems Open Joint Stock Company

Location: 12, Bldg. 2, Petrovsky Blvd., 103051, Moscow, Russian Federation

Postal address: 12, Bldg. 2, Radio Street,  Moscow

Issuer’s Share in the authorized capital of the legal entity: 51%

Name: Mobile TeleSystems Joint Limited Liability Company

Location: 121, Rooms 2, 3, Sevastopolskaya Street, 220049, Minsk, Belarus Republic

Postal address: 121, Rooms 2, 3, Sevastopolskaya Street, 220049, Minsk, Belarus Republic

Issuer’s Share in the authorized capital of the legal entity: 49%

Name: Mobile TeleSystems in Komi Republic Limited Liability Company

Location: 30, Communisticheskaya Street, Syktyvkar, Komi Republic, 167610, Russian Federation

Postal address: 30, Communisticheskaya Street, Syktyvkar, Komi Republic, 167610, Russian Federation

Issuer’s Share in the authorized capital of the legal entity: 26%

Name: Mobile TeleSystems – T  Limited Liability Company

Location: Tver, Russian Federation

Postal address: 1-a, Smolensky Per.,  170000, Tver, Russian Federation

Issuer’s Share in the authorized capital of the legal entity: 26%

Name: Mobile TeleSystems - Kostroma Limited Liability Company

Location: 1, Podlypaev Street, Kostroma, 156005, Russian Federation

Postal address: 1, Podlypaev Street, Kostroma, 156005, Russian Federation

Issuer’s Share in the authorized capital of the legal entity: 26%

25. Participating shares of all legal entities where the Issuer owns over 5% of the authorized capital, and shares of the executives of such legal entities in the Issuer’s authorized capital.

Information shall not be presented in a brief report.

26. Other affiliated entities of the Issuer.

Information shall not be presented in a brief report.

27. The Issuer’s share in authorized capitals of affiliated legal entities.

Information shall not be presented in a brief report.

28. Share of the Issuer’s affiliated entities as well as the share of founders and executives of such affiliated entities in the Issuer’s authorized capital.

Information shall not be presented in a brief report.

29. Persons holding at least 5% of votes in the Issuer’s supreme managerial body.

Information shall not be presented in a brief report.

30. Issuer’s share in industrial, banking and financial groups, holdings, concerns and associations.

Information shall not be presented in a brief report.

31. Issuer’s branches and representative offices.

Name: Branch of Mobile TeleSystems OJSC in Syktyvkar, Komi Republic

Location: 10, Communisticheskaya Street, 167610, Syktyvkar, Komi Republic, Russian Federation

Postal address: 10, Communisticheskaya Street, 167610, Syktyvkar, Komi Republic, Russian Federation

The head: Alexander Nickolayevich Antonov

Opening date: 01.03.2000

Power of Attorney expiry date: 17.06.2003

Name: Branch of Mobile TeleSystems OJSC in Tula

Location: 108a, Lenin Prospect, 300026, Tula, Russian Federation

Postal address: 7, Krasnoarmeisky Prospect, 300041, Tula, Russian Federation

The head: Vladimir Vassilievich Drozdov

Opening date: 01.03.2000

Power of Attorney expiry date: 31.07.2003

Name: Branch of Mobile TeleSystems OJSC in Pskov

Location: 8, Carl Marx Street, 180000, Pskov, Russian Federation

Postal address: 8, Carl Marx Street, 180000, Pskov, Russian Federation

The head: Alexander Ivanovich Poltorakov

Opening date: 01.03.2000

Power of Attorney expiry date: 30.06.2003

Name: Branch of Mobile TeleSystems OJSC in Smolensk

Location: 22, Tenisheva Street, 214018, Smolensk, Russian Federation

Postal address: 22, Tenisheva Street, 214018, Smolensk, Russian Federation

The head: Vladimir Alexandrovich Guimarov

Opening date: 01.03.2000

Power of Attorney expiry date: 31.07.2003

Name: Branch of Mobile TeleSystems OJSC in Ryazan

Location: 20, Moskovskoye Shosse, 390044, Ryazan, Russian Federation

Postal address: 108, Yesenin Street, 390044, Ryazan, Russian Federation

The head: Valery Eugenevich Izryadnov

Opening date: 01.03.2000

Power of Attorney expiry date: 31.07.2003

Name: Branch of Mobile TeleSystems OJSC in Vladimir

Location: 14b, Kirov Street, 600017, Vladimir, Russian Federation

Postal address: 14b, Kirov Street, 600017, Vladimir, Russian Federation

The head: Vladimir Nickolaevich Yushin

Opening date: 01.03.2000

Power of Attorney expiry date: 23.10.2002

Name: Branch of Mobile TeleSystems OJSC in Kaluga

Location: 20, Plekhanov Street, 248030, Kaluga, Russian Federation

Postal address: 20, Plekhanov Street, 248030, Kaluga, Russian Federation

The head: Alexey Nickolayevich Petrushin

Opening date: 01.03.2000

Power of Attorney expiry date: 26.05.2003

Name: Branch of Mobile TeleSystems OJSC in Yaroslavl

Location: 47, Octyabr Prospect, 150040, Yaroslavl, Russian Federation

Postal address: 47, Octyabr Prospect, 150040, Yaroslavl, Russian Federation

The head: Vladimir Ivanovich Bychek

Opening date: 21.11.2000

Power of Attorney expiry date: 30.07.2003

Name: Branch of Mobile TeleSystems OJSC in Tver

Location: 36, Sklizkov Street, Tver, 170033, Russian Federation

Postal address: 36, Sklizkov Street, Tver, 170033, Russian Federation

The head: Alexander Euguenevich Yaropolov

Opening date: 22.11.2000

Power of Attorney expiry date: 16.03.2003

Name: Branch of Mobile TeleSystems OJSC in Kostroma

Location: 1, Podlipaev Street, Kostroma, 156005, Russian Federation

Postal address: 1, Podlipaev Street, Kostroma, 156005, Russian Federation

The head: Feodor Pavlovich Bobkov

Opening date: 21.11.2000

Power of Attorney expiry date: 16.03.2003

Name: Branch of Mobile TeleSystems OJSC in Ivanovo

Location: 82A, Friedrich Engels Street, 153005, Ivanovo, Russian Federation

Postal address: 82A, Friedrich Engels Street, 153005, Ivanovo, Russian Federation

The head: Alexander Valerievich Vdovin

Opening date: 21.11.2000

Power of Attorney expiry date: 30.04.2003

Name: Branch of Mobile TeleSystems OJSC in Nizhny Novgorod

Location: Nizhny Novgorod, Nizhegorodskaya Oblast, Russian Federation

Postal address: Nizhny Novgorod, Nizhegorodskaya Oblast, Russian Federation

The head: Alexander Vladimirovich Milenin

Opening date: 21.11.2000

Power of Attorney expiry date: 27.02.2003

Name: Branch of Mobile TeleSystems OJSC in Kirov

Location: Kirov, Kirovskaya Oblast, Russian Federation

Postal address: Kirov, Kirovskaya Oblast, Russian Federation

The head: Alexander Valerievich Popovsky

Opening date: 21.11.2000

Power of Attorney expiry date: 28.02.2003

Name: Branch of Mobile TeleSystems OJSC in Blagoveshchensk

Location: 42, B. Khmelnitsky Street, Blagoveshchensk, Amurskaya Oblast, 675000, Russian Federation

Postal address: 42, B. Khmelnitsky Street, Blagoveshchensk, Amurskaya Oblast, 675000, Russian Federation

The head: Sergey Alekseevich Puzikov

Opening date: 2.07.2001

Power of Attorney expiry date: 28.02.2003

Name: Branch of Mobile TeleSystems OJSC in Tambov

Location: 86a, International Street, 392001, Tambov, Russian Federation

Postal address: 86a, International Street, 392001, Tambov, Russian Federation

The head: Boris Nickolayevich Belyaev

Opening date: 05.04.2002

Power of Attorney expiry date: 19.05.2003

Name: Branch of Mobile TeleSystems OJSC in Perm

Location: Perm, Permskaya Oblast, Russian Federation

Postal address: 50, Sovetskaya Street, 614000, Perm

The head: Alexander Egorovich Shalnev

Opening date: 05.04.2002

Power of Attorney expiry date: 16.09.2002

Name: Branch of Mobile TeleSystems OJSC in Chelyabinsk

Location: Chelyabinsk, Chelyabinskaya Oblast, Russian Federation

Postal address: 11, Kirov Street, 454084, Chelaybinsk

The head: Vyacheslav Venalievich Bezhin

Opening date: 05.04.2002

Power of Attorney expiry date: 19.08.2002

Name: Branch of Mobile TeleSystems OJSC in Orenburg

Location: Orenburg, Orenburgskaya Oblast, Russian Federation

Postal address: 10, Tereshkova Street, 460018, Orenburg

The head: Alexander Vilenovich Lebedev

Opening date: 05.04.2002

Power of Attorney expiry date: 11.03.2003

Name: Branch of Mobile TeleSystems OJSC in Kurgan

Location: Kurgan, Kurganskaya Oblast, Russian Federation

Postal address: Office 23, 11, Gogol Street, 640013, Kurgan

The head: Andrey Alexanderovich Styurin

Opening date: 05.04.2002

Power of Attorney expiry date: 27.01.2003

Name: Branch of Mobile TeleSystems OJSC in Komi-Permyak Autonomous Area

Location: Kudymkar, Komi-Permyak Autonomous Area, Russian Federation

Postal address: none

The head: not appointed

Opening date: 05.04.2002

Power of Attorney expiry date:

Name: Branch of Mobile TeleSystems OJSC in Tyumen

Location: Tyumen, Tyumenskaya Oblast, Russian Federation

Postal address: 100a/1, Melnikaite Street, Tyumen, Tyumenskaya Oblast, Russian Federation

The head: Gennady Alexanderovich Bychock

Opening date: 05.04.2002

Power of Attorney expiry date: 12.11.2002

Name: Branch of Mobile TeleSystems OJSC in Yamalo-Nenets Autonomous Area

Location: Salekhard, Yamalo-Nenets Autonomous Area, Russian Federation

Postal address: none

The head: not appointed

Opening date: 05.04.2002

Power of Attorney expiry date:

Name: Branch of Mobile TeleSystems OJSC in Khanty-Mansi Autonomous Area

Location: Khanty-Mansiysk, Khanty-Mansi Autonomous Area, Russian Federation

Postal address: none

The head: not appointed

Opening date: 05.04.2002

Power of Attorney expiry date:

Name: Branch of Mobile TeleSystems OJSC in Ekaterinburg

Location: Ekaterinburg, Russian Federation

Postal address: none

The head: not appointed

Opening date: 05.04.2002

Power of Attorney expiry date:

Name: Branch of Mobile TeleSystems OJSC in Saratov

Location: Saratov, Russian Federation

Postal address:

The head:

Opening date:

Power of Attorney expiry date:

Name: Representation Office of Mobile TeleSystems OJSC in Byelarus Republic

Location: 24B, Revolutsionnaya Street, 220050, Minsk, Byelarus Republic

Postal address: 24B, Revolutsionnaya Street, 220050, Minsk, Byelarus Republic

The head: Vladimir Vassilievich Ermoshin

Opening date: 15.07.2002

Power of Attorney expiry date: 26.06.2003

32. The number of the Issuer’s employees.

Information shall not be presented in a brief report

33. Description of the Issuer’s principal activities.

Information shall not be presented in a brief report

34. Investment declaration. Description of the Issuer’s activity.

Information shall be presented only by investment funds

35. Plans for the Issuer’s future activity.

Information shall not be presented in a brief report

36. Information on the Issuer’s authorized capital.

The amount of the Issuer’s authorized capital (RUR): 199 332 613.8

Breakdown of the authorized capital according to share categories:

Common stock:

Total value, RUR: 199 332 613.8

Share in the authorized capital: 100%

Preferred stock:

Total value, RUR: 0

Share in the authorized capital: 0%

37. Information on the share of government (municipal bodies) in the Issuer’s authorized capital:

Share in the Issuer’s authorized capital which is in the government (municipal) ownership:

None

Block of the Issuer’s shares in the government (municipal) ownership:

None

Existence of a special right for the Russian Federation and/or Subjects of the Russian Federation and/or municipal bodies to participate in the Issuer’s management (“a golden share”):

None

38. Information on the Issuer’s declared shares.

   38.1

Category/Type: common

Form: registered non-documentary

Full name of category/type of authorised shares: common registered non-documentary

Par value, RUR: 0.1

Number of shares: 103 649 654

Total value, RUR: 10 364 965.4

Placement terms: Placement terms are not specified in the Charter

39. Material agreements and obligations of the Issuer.

This information shall not be presented in a brief report

40. Issuer’s obligations associated with the issue of shares and securities convertible into shares.

None.

41. Information on sanctions against the Issuer, on the involvement of the Issuer in proceedings and inspections.

This information shall not be presented in a brief report

42. Essential facts (events, actions) occurred in the reporting quarter.

Date of occurrence of the fact (event, action): 02.09.2002

Code: 1304715A02092002

Date of the Board of Directors meeting that adopted the resolution on making transactions with interest in them: 29.08.2002.

Quorum at the meeting: Seven (7) members of MTS OJSC Board of Directors are present at the meeting. There is a quorum.

Full wording of approved resolutions according to the Protocol of MTS OJSC BoD meeting:

5.1. Hearing: Mr. M. A. Smirnov about the approval of a transaction dealing with the acquisition of an equity stock in Kuban GSM CJSC’s additional issue, such transaction being a deal in whose completion there is an interest.

Resolution:

1.              Determine the market value of MTS OJSC notes transferred in payment for additional equity stock in Kuban GSM CJSC as follows:

Note No. 0001, redemption date - not earlier than 06.10.2002, nominal value - USD 5,000,000, market value – at least USD 4,950,000;

Note No. 0002, redemption date - not earlier than 06.11.2002, nominal value - USD 5,000,000, market value – at least USD 4,900,000;

Note No. 0003, redemption date - not earlier than 06.12.2002, nominal value - USD 5,000,000, market value – at least USD 4,850,000;

Note No. 0004, redemption date - not earlier than 06.01.2003, nominal value - USD 5,000,000, market value – at least USD 4,800,000;

Note No. 0005, redemption date - not earlier than 06.02.2003, nominal value - USD 5,000,000, market value – at least USD 4,750,000;

Note No. 0006, redemption date - not earlier than 06.03.2003, nominal value - USD 5,000,000, market value – at least USD 4,700,000;

Note No. 0007, redemption date - not earlier than 06.04.2003, nominal value - USD 1,973,567, market value – at least USD 1,850,700.

2.     Approve the conclusion of a transaction dealing with the acquisition of an additional equity stock in Kuban GSM CJSC. Following such transaction MTS OJSC will transfer to Kuban GSM CJSC the promissory notes of MTS OJSC having the values in US dollars and redemption dates listed below:

Note No. 0001, redemption date - not earlier than 06.10.2002, nominal value - USD 5,000,000, market value – at least USD 4,950,000;

Note No. 0002, redemption date - not earlier than 06.11.2002, nominal value - USD 5,000,000, market value – at least USD 4,900,000;

Note No. 0003, redemption date - not earlier than 06.12.2002, nominal value - USD 5,000,000, market value – at least USD 4,850,000;

Note No. 0004, redemption date - not earlier than 06.01.2003, nominal value - USD 5,000,000, market value – at least USD 4,800,000;

Note No. 0005, redemption date - not earlier than 06.02.2003, nominal value - USD 5,000,000, market value – at least USD 4,750,000;

Note No. 0006, redemption date - not earlier than 06.03.2003, nominal value - USD 5,000,000, market value – at least USD 4,700,000;

Note No. 0007, redemption date - not earlier than 06.04.2003, nominal value - USD 1,973,567, market value – at least USD 1,850,700,

and Kuban GSM CJSC will transfer to MTS OJSC 2,208 additional registered common shares in Kuban GSM CJSC placed on a closed subscription.

Voting:

Mr. M. A. Smirnov did not participate in voting, as pursuant to the existing law he was recognized a person interested in the completion of the above transaction.

IN FAVOUR: A. P. Vronets, A. Y. Goncharuk, M. Guenther, V. V. Sidorov, G. Taufmann, R. Hennicke

AGAINST: None

ABSTAINED: None

RESOLUTION IS APPROVED UNANIMOUSLY.

M.A. Smirnov
MTS OJSC President

Date of occurrence of the fact (event, action): 02.09.2002

Code: 1304715A02092002

Date of the Board of Directors meeting that adopted the resolution on making transactions with interest in them: 29.08.2002.

Quorum at the meeting: Seven (7) members of MTS OJSC Board of Directors are present at the meeting. There is a quorum.

Full wording of approved resolutions according to the Protocol of MTS OJSC BoD meeting:

6.1. Hearing: M.A. Smirnov on financing of construction of MTS Joint Limited Liability Company (Byelorussia) network.

Resolution:

1.              Determine that credit conditions and the conditions of a draft contract of guarantee match market conditions.

2.              Approve the conclusion of the contract of guarantee between MTS OJSC and AK Moscow Municipal Bank – Bank of Moscow (Bank of Moscow) in accordance with which MTS OJSC guarantees that MTS Joint Limited Liability Company (Byelorussia) will perform its obligations under the credit agreement with the Bank of Moscow to be concluded on the following conditions: form of credit - credit line; credit amount -  up to USD 40 million; term of credit - up to 3 years with the  interest at the rate of 13% per annum paid in US Dollars.

3.              Conclude an agreement with a Byelorussian operator on reimbursement of costs and compensation of risks associated with the issue of guarantee for the obligations of MTS Joint Limited Liability Company (Byelorussia).

4.               Entrust MTS OJSC President M.A. Smirnov to study a leasing package.

Voting:

In accordance with the legislation M.A. Smirnov is recognized, as the party interested in the completion of transaction; therefore he did not participate in the voting.

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

M.A. Smirnov
MTS OJSC President

Date of occurrence of the fact (event, action): 2.09.2002

Code of the fact (event, action): 1304715A02092002

Date of the Board of Directors meeting on which the resolutions to conclude transactions in whose completion there is an interest were adopted: 29.08.2002.

Quorum of the meeting: Seven (7) members of MTS OJSC Board of Directors are present. Quorum is secured.

Full wordings of the adopted resolutions according to the Protocol of the Board of Directors meeting:

6.2. Hearing: M.A. Smirnov on the approval of transaction on guarantee to be granted in favour of Dresdner Bank CJSC for obligations of MCC OJSC.

Resolution:

1.  Determine that MCC OJSC credit conditions and the conditions of a draft contract of guarantee with Dresdner Bank CJSC match market conditions.

2.  Approve the contract of guarantee between MTS OJSC and Dresdner Bank CJSC according to which MTS OJSC guarantees that MCC CJSC (Omsk) will perform its obligations under the credit agreement with Dresdner Bank CJSC to be concluded on the following conditions: form of credit - credit line; credit amount - up to USD 10 million; term of credit - up to 2 years with the interest at the rate of LIBOR+3.35% per annum paid in US Dollars.

Voting:

In accordance with the legislation M.A. Smirnov is recognized, as the party interested in the completion of transaction; therefore he did not participate in the voting.

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

M.A. Smirnov

MTS OJSC President

Date of occurrence of the fact (event, action): 2.09.2002

Code of the fact (event, action): 1304715A02092002

Date of the Board of Directors meeting on which the resolutions to conclude transactions in whose completion there is an interest were adopted: 29.08.2002.

Quorum of the meeting: Seven (7) members of MTS OJSC Board of Directors are present. Quorum is secured.

Full wordings of the adopted resolutions according to the Protocol of the Board of Directors meeting:

6.3. Hearing: M.A. Smirnov on the approval of transaction dealing with making additional contribution to the authorized capital of NPF Sistema.

Resolution:

1.              Approve MTS OJSC transaction dealing with the additional contribution to the authorized capital of NPF Sistema in the amount of RUR 5 000 000.

Voting:

In accordance with the legislation M.A. Smirnov is recognized, as the party interested in the completion of transaction; therefore he did not participate in the voting.

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

M.A. Smirnov
MTS OJSC President

Date of occurrence of the fact (event, action): 13.08.2002

Code: 1804715A13082002

Full company name of the contracting party: Commerzbank (Eurasia) Close Joint Stock Company

Location of the contracting party: 14/2, Kadashevskaya Nab., 109017, Moscow, Russian Federation

Postal address of the contracting party: 14/2, Kadashevskaya Nab., 109017, Moscow, Russian Federation

Date of transaction: 13.08.2002

Description of transaction: a contract of guarantee.

M.A. Smirnov

MTS OJSC President

Date of occurrence of the fact (event, action): 10.07.2002

Code: 0804715A10072002

The value of Issuer’s assets as of the end of the Quarter previous to the accounting Quarter (Quarter I, 2002): RUR 43 913 018 000.

The value of Issuer’s assets as of the end of the accounting Quarter (Quarter II, 2002): RUR 50 482 261 000.

Absolute change of assets value in the accounting Quarter (Quarter II, 2002): RUR 6 569 243 000.

Relative change of assets value: 15%.

M.A. Smirnov

MTS OJSC President

V.I. Kondratiev

MTS OJSC Chief Accountant

Date of occurrence of the fact (event, action): 10.07.2002

Code: 0904715A10072002

Issuer’s profit before tax as of the Quarter previous to the accounting Quarter (Quarter I, 2002): RUR 2 775 062 000.

Issuer’s profit before tax as of the accounting Quarter (Quarter II, 2002): RUR 3 387 398 000.

Absolute change of profit before tax in the accounting Quarter (Quarter II, 2002): RUR 612 336 000.

Relative change of profit: 22.07%.

Increase in Issuer’s profit in Quarter II, 2002 over 10% in comparison with the profit in Quarter I, 2002 was the result of increased subscriber base as well as of increased sales of services.

M.A. Smirnov
MTS OJSC President

V.I. Kondratiev
MTS OJSC Chief Accountant

Date of occurrence of the fact (event, action): 09.07.2002

Code: 0404715A09072002

Full company name of a legal entity in the authorized capital of which the Issuer’s participating interest changed: Mobicom-Barnaul Close Joint Stock Company.

Location: 52, Dimitrov Street, 656099, Barnaul, Altai Territory, Russia

Postal address: 129, Papanints Street, 656031, Barnaul, Altai Territory, Russia

The Issuer’s share in the authorized capital of a legal entity before the change: 0%.

The Issuer’s share in the authorized capital of a legal entity after the change: 100%.

Date on which the Issuer’s share in the authorized capital changed: 09.07.2002.

M.A. Smirnov
MTS OJSC President

Date of occurrence of the fact (event, action): 23.09.2002

Code: 0404715A27092002

Full company name of a legal entity in the authorized capital of which the Issuer’s participating interest changed: Dontelecom Close Joint Stock Company.

Location: 19, Kayani Street, 344019, Rostov-on-Don, Russia

Postal address: 10, Beregovaya Street, 344002, Rostov-on-Don, Russia

The Issuer’s share in the authorized capital of a legal entity before the change: 0%.

The Issuer’s share in the authorized capital of a legal entity after the change: 33%.

Date on which the Issuer’s share in the authorized capital changed: 23.09.2002.

M.A. Smirnov

MTS OJSC President

Date of occurrence of the fact (event, action): 27.09.2002

Code: 0404715A27092002

Full company name of a legal entity in the authorized capital of which the Issuer’s participating interest changed: Dontelecom Close Joint Stock Company.

Location: 19, Kayani Street, 344019, Rostov-on-Don, Russia

Postal address: 10, Beregovaya Street, 344002, Rostov-on-Don, Russia

The Issuer’s share in the authorized capital of a legal entity before the change: 33%.

The Issuer’s share in the authorized capital of a legal entity after the change: 52%.

Date on which the Issuer’s share in the authorized capital changed: 27.09.2002.

M.A. Smirnov

MTS OJSC President

Date of occurrence of the fact (event, action): 30.09.2002

Code: 0404715A30092002

Full company name of a legal entity in the authorized capital of which the Issuer’s participating interest changed: Dontelecom Close Joint Stock Company.

Location: 19, Kayani Street, 344019, Rostov-on-Don, Russia

Postal address: 10, Beregovaya Street, 344002, Rostov-on-Don, Russia

The Issuer’s share in the authorized capital of a legal entity before the change: 52%.

The Issuer’s share in the authorized capital of a legal entity after the change: 66%.

Date on which the Issuer’s share in the authorized capital changed: 30.09.2002.

M.A. Smirnov
MTS OJSC President

Date of occurrence of the fact (event, action): 27.09.2002

Code of the fact (event, action): 0704715A27092002

Full company name of the contracting party: Alcatel SEL AG.

Location of the contracting party: Lorenzstrasse 10, 70435 Stuttgart, Germany

Postal address of the contracting party: Lorenzstrasse 10, 70435 Stuttgart, Germany

Date of transaction: 27.09.2002

Description of transaction: contract for supply of equipment.

M.A.Smirnov
MTS OJSC President

Date of occurrence of the fact (event, action): 26.09.2002

Code of the fact (event, action): 0704715A26092002

Full company name of the contracting party: Lavalier Trading Limited.

Location of the contracting party: 16 Zenas Kanter, Nicosia, Cyprus.

Postal address of the contracting party: 16 Zenas Kanter, Nicosia, Cyprus.

Date of transaction: 26.09.2002

Description of transaction: contract for purchase and sale of shares.

M.A.Smirnov
MTS OJSC President

Date of occurrence of the fact (event, action): 23.09.2002

Code of the fact (event, action): 0704715A23092002

Full company name of the contracting party: Russian Telecommunications Development Corporation.

Location of the contracting party: 1209 Orange Street, Wilmington, Country of New Castle, State of Delaware 19801, USA.

Postal address of the contracting party: 33/2, bldg. 3, Usachev Street, 119048, Moscow.

Date of transaction: 23.09.2002

Description of transaction: contract for purchase and sale of shares in Dontelecom CJSC.

M.A. Smirnov

MTS OJSC President

43. Information on reorganization of the issuer, its subsidiaries and dependent companies.

Reorganization of the issuer, its subsidiaries and dependent companies has not been performed.

44. Additional essential general information on the issuer.

There is no additional essential information on the issuer.

B. Information on the Issuer’s Financial and Economic Activity

45. Annual accounting statements for the last three financial years.

This information shall not be presented for the reporting period.

46. Accounting statements of the Issuer for the reporting quarter.

See attachment.

47. Events entailing increase or decrease of the Issuer’s assets by over 10% for the accounting period.

Date of occurrence of the fact (facts):  10.10.2002

Description: Increase in assets was the result of investments in construction and long-term financial investments.

Absolute change of assets value as of the end of the accounting Quarter in comparison with Issuer’s assets value as of the end of the Quarter previous to the accounting Quarter: RUR 2 815 599 000.

The value of Issuer’s assets as of the end of the Quarter previous to the accounting Quarter: RUR 50 482 261 000.

The value of Issuer’s assets as of the end of the accounting Quarter: RUR 53 297 860 000.

48. Events entailing the increase in the Issuer’s profit (loss) in the reporting quarter by over 20%, as compared with the previous quarter.

Date of occurrence of the fact (facts):  10.10.2002

Description: Increase in subscriber base and service sales.

Absolute change of profit (loss) in the accounting Quarter in comparison with Issuer’s profit (loss) in the Quarter previous to the accounting Quarter: RUR 1 026 550 000.

Issuer’s profit (loss) as in the Quarter previous to the accounting Quarter:

RUR 3 387 398 000.

Issuer’s profit (loss) in the accounting Quarter:

RUR 4 413 948 000.

49. Information on establishment and use of the Issuer’s reserve fund and other special-purpose funds.

The value of the reserve fund as of the end of the accounting Quarter: RUR 29 900 000.

50. The Issuer’s transactions in the accounting quarter amounting at least to 10% of the Issuer’s assets as of the end of the quarter previous to the accounting quarter.

50.1 Date of transaction: 26.09.2002

Subject and description of transaction: Agreement on purchase and sale of securities

Total amount (value) of funds received (spent) by the issuer under transaction: RUR 273 300 000.

Share of the amount (value) of funds received (spend) by the issuer under transaction in the issuer’s assets: 0.54%.

Contracting parties and beneficiaries involved in the transaction:

50.1.1  Name: Lavalier Trading Limited

Postal address: 16 Zenas Kanter, Nicosia, Cyprus.

Telephone: not available

Fax: not available

Persons who in compliance with the legislation of the Russian Federation are interested in completion of the said transaction:

50.2 Date of transaction: 23.09.2002

Subject and description of transaction: Agreement on purchase and sale of shares in Dontelecom CJSC

Total amount (value) of funds received (spent) by the issuer under transaction: RUR 273 300 000.

Share of the amount (value) of funds received (spend) by the issuer under transaction in the issuer’s assets: 0.54%.

Contracting parties and beneficiaries involved in the transaction:

50.2.1  Name: Russian Telecommunication Development Corporation

Postal address: 33/2, bldg. 3, Usachev Street, 119048, Moscow.

Telephone: not available

Fax: not available

Persons who in compliance with the legislation of the Russian Federation are interested in completion of the said transaction:

50.3 Date of transaction: 27.09.2002

Subject and description of transaction: Agreement on supply of equipment

Total amount (value) of funds received (spent) by the issuer under transaction: RUR 318 510 000.

Share of the amount (value) of funds received (spend) by the issuer under transaction in the issuer’s assets: 0.63%.

Contracting parties and beneficiaries involved in the transaction:

50.3.1  Name: Alcatel SEL AG

Postal address: Lorenzstrasse 10, 70435 Stuttgart, Germany

Telephone: not available

Fax: not available

Persons who in compliance with the legislation of the Russian Federation are interested in completion of the said transaction:

51. Information on allocation of funds raised by the Issuer as a result of placement of issue-grade securities.

The mentioned above usage of funds was not in the accounting Quarter.

52. Borrowed funds received by the Issuer and its subsidiaries in the reporting quarter.

Information shall not be presented in a brief report.

53. Accounts receivable and payable of the Issuer and its subsidiaries for the reporting quarter.

Information shall not be presented in a brief report.

54. Issuer’s financial investments.

Information shall not be presented in a brief report.

55. Other essential information on financial and economic activities of the Issuer.

None.

C. Information on Issuer’s Securities

56. Information on the Issuer’s shares.

Ordinal number of the issue: 1

Category:  common

Securities form: registered non-documentary

Par value of one share of the issue:  0.1

Number of securities in the issue: 1 634 527 440

Total amount of the issue: 163 452 744

Information on state registration of the issue:

Date of registration: 27.04.2000

Registration number: 1-01-04715-A

The body that performed the state registration: Federal Commission for the Securities Market of Russia, Moscow Regional Division

Mode of placement:  conversion at reorganization

Placement period: 01.03.2000 to 01.03.2000

Current state of the issue:  placement completed

Number of actually placed securities according to the registered report on the results of the issue: 1 634 527 440

Information on the state registration of the report on results of the issue:

Date of registration: 27.04.2000

The body which performed the state registration: Federal Commission for the Securities Market of Russia, Moscow Regional Division

Limitations for circulation of securities of the issue (if any):

There are no limitations for circulation of securities of the issue. Shareholders are entitled to freely assign the shares owned by them, including by means of sale, gift, bequest, pledge, or otherwise alienate or encumber their shares in any way, without the consent of other Shareholders in accordance with applicable legislation, on condition of compliance with the provisions of the Charter.

Main markets where securities of the issue are traded:

There are no markets

Additional essential information on securities of the issue:

There is no other essential information on the securities.

Ordinal number of the issue: 2

Category: common

Securities form: registered non-documentary

Par value of one share of the Issue:  0.1

Number of securities in the issue: 358 798 710

Total amount of the issue: 35 879 871

Information on the state registration of the issue:

Date of registration: 10.05.2000

Registration number: 1-02-04715-A

The body which performed the state registration: Federal Commission for the Securities Market of Russia, Moscow Regional Division

Mode of placement: closed subscription

Placement period: 29.06.2000 to 24.07.2000

Current state of the Issue:  placement completed

Number of actually placed securities according to the registered report on results of the issue:  358 798 698

Information on the state registration of the report on the results of the issue:

Date of registration: 11.08.2000

The body that performed the state registration: Federal Commission for the Securities Market of Russia, Moscow Regional Division

Limitations for circulation of securities of the issue (if any):

There are no limitations for circulation of securities of the issue. Shareholders are entitled to freely assign the shares owned by them, including by means of sale, gift, bequest, pledge, or otherwise alienate or encumber their shares in any way, without the consent of other Shareholders in accordance with applicable legislation, on condition of compliance with the provisions of the Charter.

Market information on securities of the issue:

According to the license issued by the Federal Commission for the Securities Market of Russia, 345 244 080 common registered shares in MTS OJSC participated in the program of issue of ADRs traded on the New York Stock Exchange.

Additional essential information on securities of the issue:

None

57. Information on Issuer’s bonds.

No bonds issued.

D. Other Information on Issuer’s Securities.

58, 59, 60. Rights of owners of Issuer’s shares. Dividends on Issuer’s shares.

     58.1

Share Category:  common

Form of shares:  registered non-documentary

Full name of category/type of  shares:  common registered non-documentary shares

Rights of an owner of  shares of a specified category (type):

In addition to the rights provided by other articles of the Charter, Shareholders shall have the right to:

•      freely assign the shares owned by them, including by means of sale, gift, bequest, pledge, or otherwise alienate or encumber their shares in any way, without the consent of other Shareholders in accordance with applicable legislation, on condition of compliance with the provisions of the Charter.

•      receive dividends;

•      participate in voting in praesentia and in absentia at general meetings of the company’s shareholders on all issues within the competence of such meetings;

•      transfer voting rights to other Shareholders or to their own representatives pursuant to power of attorney;

•      nominate and elect candidates to managerial and supervisory bodies of the Company in the manner and on the terms established by the Charter;

•      in the manner and on the terms established by the Charter, submit for consideration of the managerial bodies of the Company, in accordance with their competence, proposals concerning the Company’s activities, the state of its property, and the size of its profits and losses;

•      elect and be elected to managerial and supervisory bodies of the Company;

•      in the cases provided for by the Charter, elect the working bodies of the General Meeting of Shareholders;

•      demand calling of an extraordinary General Meeting of Shareholders or an unscheduled audit of the Company’s activities by the audit commission of the Company (“Audit Commission”) or by an independent auditor in the manner and on the terms established by the legislation of the Russian Federation and by the Charter;

•      demand redemption by the Company of some or all of the shares owned by them in the manner and in the cases established by the legislation of the Russian Federation and the Company’s Charter.

•      in the event that the Company is liquidated, receive a portion of its property;

•      have a free access to the Company’s documents, in the manner established by the legislation of the Russian Federation and by the Charter, and to receive copies thereof for a reasonable fee;

•                  exercise other rights provided for by the Charter, the legislation of the

Russian Federation, and resolutions of the General Meeting of Shareholders adopted in accordance with its competence.

Dividends on shares of the specified category (type):

Period of time:  2000, Quarter I

Dividend value per share (RUR):  0.24

Total amount of dividends calculated on shares of the specified category (type) (RUR): 392 286 585.6

Total dividend amount actually paid on shares of the specified category (type) (RUR): 392 286 585.6

Period: 2000

Dividend value per share (RUR):  0.24

Total amount of dividends calculated on shares of the specified category (type) (RUR): 86 111 687.52

Total dividend amount actually paid on shares of the specified category (type) (RUR): 86 111 687.52

Dividends on shares of the specified category (type) for which the due time for dividend payment has not come:  0

61. Limitations for circulation of securities .

See Items 56 and 57.

62. Other essential information on the Issuer’s securities:

None

ATTACHMENT

Accounting reports

for 3 Quarter of 2002

Approved by

Mobile TeleSystems

OJSC President

M.A. Smirnov

MOBILE TELESYSTEMS

OPEN JOINT STOCK COMPANY

ORDER NO

December 29, 2001	Moscow

Procedure for Organizing and Maintaining Accounting, Preparing and Presenting
Accounting Statements of the Company

(Accounting Policy for 2002)

Interrelation of the Company with External Users of Accounting Information
(Accounting Policy for Taxation Purposes).

The principal normative documents governing the accounting policy of the Company are:

•                  The approved budget of the Company

•                  Federal Law No. 129-F3 of November 21, 1996  “On Accounting”.

•                  Accounting Regulation “Accounting Policy of an Enterprise” (PBU No 1/98) approved by Order of the Ministry of Finance of the Russian Federation No 60N of December 9, 1998;

•                  Order of the Ministry of Finance of the Russian Federation No 60N of June 28, 2000 “On Methodological Recommendations regarding the Procedure for Forming Accounting Data of an Enterprise”.

•                  Regulations for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34N of July 29, 1998.

•                  The Chart of Accounts required for maintaining accounting for financial and economic activities of an organization (Order of the RF Ministry of Finance No 94N of October 31, 2000).

•                  Tax Code of the Russian Federation (Part ! and Part II);

•                  RF Government Regulations - as applied to the norms and procedure for calculation of travelling expenses and entertainment allowance (documenting, time of arrival and departure, etc.);

•                  Directives of the Ministry of Finance of the RF  as applied to:

•                  the contents and structure of accounting statements and the procedure for their preparation;

•                  forms of source accounting documents used to register business transactions;

•                  forms for which no standard source accounting document forms are prescribed;

•                  document forms for internal reporting.

(Order of the Ministry of Finance of the Russian Federation No. 4N of January 13, 2000 “On the Forms of Financial Statements of an Enterprise”);

•                  Procedure for Cash Transactions in the Russian Federation approved by Decision of the Central Bank of the Russian Federation No. 40 of September 22, 1993 as applied to the accounting treatment for cash funds (revised in 1996);

•                  Regulation of the Central Bank of the RF No. 2-P of April 12, 2001 “On Non-Cash Settlements in the Russian Federation”.

•                  Methodological Directives regarding Assets and Financial Liabilities Inventory-Taking Approved by Order of the RF Ministry of Finance No. 49 of June 13, 1995 as applied to carrying out of inventory of assets and liabilities.

•                  Order of the Ministry of Finance of the RF No. 2 of January 15, 1997 “On the Procedure for Recording Securities Transactions”.

•                  Approved Statutes of the Company’s branches and structural divisions.

IT IS ORDERED:

1. To approve the following accounting policy for the year of 2002:

•                  The working chart of accounts in compliance with the requirements to completeness of accounting and reporting.

•                  The forms of source accounting documents for which no standard source accounting document forms are prescribed and the forms of documents for internal accounting.

•                  Methods of Assets and Liabilities Valuation set forth in PBU 3/2000 “Accounting for Assets and Liabilities whose Value is Denominated in a Foreign Currency” are approved by Order of the Ministry of Finance No 2N of January 1, 2000.

1.               Assets (property), liabilities and other events of economic activities are subject to evaluation in terms of money in order to be recorded in accounting and reporting.

2.               Assets acquired for compensation are measured by totaling the actual costs incurred. The structure of actually incurred costs includes the costs associated with the acquisition of an asset itself, the interest paid on commercial loan granted at acquisition, commission fees (the cost of services) in accordance with the agreement on assignment of rights to a holder of right, non-refundable taxes, customs duties, registration fees, patent duties, costs of transportation, storage and delivery provided by outside organizations and other payments paid to suppliers, foreign economic and other organizations.

3.               The current market value of an asset shall be formed on the basis of the price of such asset effective on the date of its receipt; the current market value of assets received on a gratuitous basis (only from nonprofit organizations) shall be formed on the basis of the price of similar assets effective on the date of receipt of such assets. Information about the effective price of an asset shall be confirmed by documents or experts.

4.               Manufacturing costs of assets (property) produced by the organization itself are recognized as the actually incurred costs associated with the use of fixed assets, raw materials, fuel, power and labor resources in the process of assets manufacturing and other costs related to assets manufacturing.

5.               Other methods of valuation including the reservation method can be applied in the cases stipulated by the legislation of the Russian Federation, the normative acts of the RF Ministry of Finance and by the bodies authorized by the Federal Law to regulate the accounting process.

6.               Accounting for assets, liabilities and business transactions can be made in the sums approximated to kopeck integer. The arising amount differences shall be attributed to financial results of the organization.

7.               Accounting for valuation of assets, liabilities and services in foreign currency accounts of the Company and recordings of transactions in foreign currency shall be made in rubles, in the amounts recalculated at the exchange rate of the Central Bank of the RF effective on the date of transaction.

•                  Inventory of Assets (Property) and Liabilities.

1.               To ensure reliability of accounting and reporting data, the Company shall carry out inventory of assets and liabilities in order to check and confirm by documents their availability, condition and valuation.

2.               The procedure of inventory-taking (the number and dates of inventory-takings within the reporting year, the list of assets and liabilities checked in the course of each inventory-taking, etc.) is established by the head of the Company except for the cases when the inventory-taking is obligatory.

3.               Inventory-taking is obligatory when the assets are leased out, bought out, redeemed or sold, or prior to the preparation of the annual accounting statements (with the exception of assets whose inventorying was conducted not earlier than on October 1 of the reporting year). Inventorying of fixed assets can be carried out once within three years and is mandatory in the event of:

•                  replacement of materially liable persons;

•                  embezzlement, abuse or damage of property;

•                  natural disaster, fire or any other extraordinary situations caused by extreme conditions;

•                  reorganization or liquidation of an organization;

•                  other cases provided for by the legislation of the Russian Federation.

Discrepancies between the assets’ actual availability and accounting data revealed in the process of inventorying shall be reflected in accounting in the following order:

a)              the surplus of assets is recorded at its actual unit cost on the date of inventorying and the corresponding sum is credited to financial results of the organization;

b)             assets shortage or damage within the norms of the natural loss shall be attributed to selling expenses, if the loss exceeds the norms – at the expense of guilty persons. If the guilty persons are not identified or if the court of law declines to claim damages from such persons, then the loss from assets shortage or damage is written off to financial results of the Company.

•                  Document Circulation Procedure and Accounting Information Processing Technology.

1.               Source documents created in conformity with the requirements of Regulation No. 105 “On Documents and Document Circulation in Accounting” shall serve as the basis for reflecting information on transactions in accounting registers.

2.               Source documents circulation in accounting (document circulation includes creating documents, receiving documents from other enterprises or organizations, document filing, processing and archiving) shall be regulated by a schedule.

3.               Persons who create and sign the documents shall be responsible for creation of high quality documents in due time, the timely transfer of documents for their reflection in the accounting and reporting, and for the reliability of information contained in such documents.

4.               The Chief Accountant shall control the submission of source accounting documents within the enterprise.

In compliance with the Regulation for Chief Accountants the requirements established by the Chief Accountant in respect of the procedure for registration of transactions and presentation of the required documents and information to the accounting department of the head office or its sectors shall be mandatory for any department or service of the Company.

•                  Contingent Events of Economic Activities

Contingent event of economic activities (hereinafter referred to as “contingent event”) is recognized as an event of economic activity existing at the reporting date, the effects and probability of occurrence of such an event in future are uncertain. Contingent events of economic activities include:

•                  legal proceedings uncompleted as of the reporting date in which the Company on is a claimant or a defendant and the judgements on such proceedings may be pronounced only in future reporting periods;

•                  disagreements with tax authorities regarding payments to the budget unsettled as of the reporting date;

•                  guarantees and other forms of security for liabilities that have not yet matured and which were issued in favor of third parties before the reporting date;

•                  bills accounted for (discounted) before the reporting date whose maturity date have not occurred prior to the date of signing of accounting statements;

•                  any actions taken by other organizations before the reporting date and resulted in compensation to be received by the organization, the amount of compensation being  the subject of legal proceedings;

•                  warranty obligations of the organization regarding the products and goods sold, works performed, services rendered, etc. by the organization during the reporting period

Contingent events may result in contingent loss, contingent profit, contingent liability, and contingent asset.

•                  Events Occurring after the Balance Sheet Date set forth in PBU 7/98 “Events Occurring after the Balance Sheet Date” are approved by Order of the Ministry of Finance No 56N of November 25, 1998.

Post-balance sheet events are events of business activities which have influenced or will influence financial condition of the Company, its cash flows or performance results, and which occurred within the period between the reporting date and the date of signing of accounting statements for the reporting year.

Post-balance sheet events are events providing evidence of economic conditions existing at the balance sheet date within which the organization conducted its business activities:

•                  estimation of assets made after the reporting date, the results of such estimation provide evidence of a stable and significant reduction in the assets’ cost determined at the reporting date;

•                  declaration of dividends by subsidiaries and dependent companies for the periods preceding the reporting date;

•                  a significant accounting error revealed after the reporting date or violation of the law by the organization when performing its operations, which resulted in misleading accounting statements for the reporting period, etc.

Events indicative of economic conditions arising after the balance sheet date in which the Company operates:

•                  approval of a decision on reorganization of the Company;

•                  approval of a decision on the issuance of shares and securities;

•                  acquisition of an enterprise as a complex of property;

•                  a major deal connected with the acquisition or retirement of fixed assets and financial investments;

•                  fire, accident, natural disaster, or any other emergency situation resulted in destruction of a significant part of the Company’s assets;

•                  discontinuance of a considerable part of the Company’s primary activity, provided that such development could not be foreseen at the reporting date;

•                  unpredictable change in foreign currencies exchange rate after the reporting date;

•                  actions of the bodies of state power (nationalization, etc.)

Accounting Methods subject to Disclosure in Accounting Statements.

•                    Incomplete Capital Investments on the basis of PBU 2/94 “Registration of Agreements (Contracts) on Capital Construction” approved by Order of the Ministry of Finance No 167 of December 20, 1994.

1.               Incomplete capital investments include the costs of construction and installation, costs associated with the acquisition of buildings, equipment, transportation facilities, instruments, tools and other durable material objects, other capital works and expenses (design and development work, geological exploration and boring work, allotment of land and construction entailing migration, personnel training for newly established organizations, etc.) which are not supported by the Acceptance Certificate.

2.               Capital construction objects in interim operation shall be reflected as incomplete capital investments until they are put into permanent operation.

Incomplete capital investments are reflected in accounting in the debit side of account 08 “Investments in non-current assets” at the actual costs incurred and upon completion of construction, provision of additional equipment, reconstruction of the object of fixed assets, or upon completion of capital works are written off to the debit side of fixed assets account.

•                  Financial Investments.

1.               Financial investments are investments made by the Company in government securities, bonds, or any securities of other organizations, authorized (pooled) capitals of other organizations as well as loans granted to other organizations.

2.               Financial investments shall be recorded in the amounts of the actual costs incurred by investor. As for debt securities, the difference between the amount of the actual costs associated with their acquisition and their par value effective during the period of their circulation is allowed to be attributed to financial results of the Company on an even basis upon receipt of revenues from such securities.

3.               The objects of financial investments (excluding loans) that are not fully paid are shown in the assets portion of the balance sheet as the total amount of their actual acquisition costs under the contract. The unpaid amount is attributed to creditors’ indebtedness item in the liabilities portion of the balance sheet in the cases when the rights to such object have passed to the investor. In other cases the amounts entered in objects of financial investments subject to be purchased account are shown in the assets portion of the balance sheet in the debtors item.

4.               Investments of the Company in other organizations’ shares traded on the stock exchange, whose quotations are regularly published, shall be shown in the balance sheet at the end of the reporting year at their market value, if the latter is lower than the value accepted for accounting. In order to compensate devaluation of investments in securities at the end of the reporting year it is necessary to form a reserve at the expense of financial results of the Company.

•                  Fixed Assets on the basis of PBU 6/01 “Accounting for Fixed Assets” approved by Order of the Ministry of Finance No 26N of March 30, 2001.

1.               Fixed assets include assets that simultaneously satisfy the following conditions:

•                  used in producing output, performing work or rendering services, or used for the organization’s management needs;

•                  used within a long time period, i.e. within the period of its useful life which is  greater than 12 months, or a normal operating cycle, if it exceeds 12 months;

•                  not intended to be resold by the Company;

•                  capable of producing future economic benefits (revenues) to the Company.

2.               A useful life is a period within which the use of an object of fixed assets is capable of producing revenues to the organization. The term of useful life shall be specified by technical departments in the Commissioning Certificate.

3.               Fixed assets which period of useful life is greater than 12 months and which cost up to 2000 rubles shall be written off simultaneously with their putting into operation.

4.               Land plots owned by the organization are also included in the category of fixed assets. Land is not included in the category of depreciable fixed assets.

5.               Depreciation of the objects of fixed assets is accumulated monthly within the periods of their useful life on the basis of the Classification of Fixed Assets Included in Depreciable Groups approved by the RF Government Regulation of January 1, 1992. In accordance with the RF Tax Code (Part II) and Letter of the RF Ministry of Communications No 24-U of February 10, 1995, coefficient of 1.5 is applied to the norms of depreciation of communication equipment due to its 3-shifted mode of operation. Fixed assets are depreciated using a straight-line method.

6.               Fixed assets are recorded in the balance sheet at their residual value, that is, at the actual costs of their acquisition, construction and manufacturing less the amount of accumulated depreciation.

7.               Changes in the initial cost of the fixed assets in the cases of building completion, providing additional equipment, reconstruction or partial liquidation, revaluation of respective objects are disclosed in annexes to the balance sheet.

8.               Positive and negative amount differences arising at settlements with suppliers in respect of fixed assets prior to their commissioning shall be accounted for when the initial value of fixed assets is formed.

9.               Positive and negative amount differences arising at settlements with suppliers in respect of fixed assets put into operation before such assets were paid for shall be reflected in non-sales revenues and expenses accounts.

10.         Costs associated with payment of interest on bank loans and other borrowings used for the acquisition of objects of fixed assets are included in the initial cost. Interest paid (accrued) after the objects have been recorded in the books should be recognized as non-sales expenses.

11.         General administrative and other similar expenses are not included in the initial cost of objects of fixed assets.

12.         Certificates of commissioning, modernization and reconstruction shall be submitted to the accounting department by technical departments in accordance with the standard inter-industry forms or independently developed forms adjusted to reflect specific features attributable to enterprises engaged in the field of  communications and approved by MTS OJSC President.

Classification of depreciable assets based on the periods of their useful life in accordance with the RF Tax Code, Article 258

Group number	Period of the asset’s useful life	Codes OKOF
First group	from 1 to 2 years inclusive	14 2947110, 14 3222280, 14 3222283

Second group	From 2 to 3 years inclusive	14 2947120, 14 2947122

Third group	From 3 to 5 years inclusive	14 2922030, 14 3010210,14 3222135, 14 3020000,15 3410010

Forth group	From 5 to 7 years inclusive	14 3222182, 14 2912010, 14 3313000, 14 3222130, 14 2945000, 14 2923581, 15 3420000, 16 3222000, 16 3612000, 16 2930000

Fifth group	From 7 to 10 years inclusive	11 0000000, 14 3699000, 14 2949030, 14 3221000, 14 3222010, 14 3312000, 14 2897030, 15 3410130, 15 3410141, 14 3322000, 14 3222020, 14 3222040

Sixth group	From 10 to 15 years inclusive	14 3149010, 14 3222251, 14 3222254, 14 2922020, 12 4526080, 14 3190020, 14 3120010, 14 3222182,

Seventh group	From 15 to 20 years inclusive	14 3222180, 12 4527372, 12 4527372

Eighth group	From 20 to 25 years inclusive	14 3222260, 12 3697050, 16 2899000

Ninth group	From 25 to 30 years inclusive	12 4526080.

Tenth group	Over 30 years.	11 0000000.

•                  Intangible Assets on the basis of PBU 14/2000 “Accounting for Intangible Assets” approved by Order of the Ministry of Finance No 91N of October 16, 2000.

Intangible assets shall be reflected in accounting and reporting in the amount of costs associated with their acquisition, manufacturing and bringing to the condition when they are able to serve the desired purpose.

Depreciation of objects of intangible assets shall be reflected monthly starting from the month following the month of their putting into operation. Intangible assets are depreciated using a straight-line method.

The period of intangible assets’ useful life is determined on the basis of a contract. In case it is impossible to determine a period of useful life of an intangible asset, the norm shall be established on the basis of at least a 10-year period.

•                  Merchandise Accounting on the basis of PBU No 5/01 approved by Order of the Ministry of Finance of the RF No 44N of June 6, 2001.

1.               Goods acquired for sale shall be accounted for at their acquisition cost and are recorded in account 41 “Merchandise”.

2.               A stock-list number shall serve as merchandise accounting unit.

3.               The sum of the actual acquisition costs, excluding the value added tax and other refundable taxes (with the exception of cases provided for by the legislation of the Russian Federation) represents the actual unit cost of goods. Distribution costs shall be recorded in account 44 and are written off to expenses proportionally to the goods sold.

4.               The actual unit cost of goods, at which such goods are accounted for, shall not be subject to alterations except in the cases provided for by the legislation of the Russian Federation.

5.               Evaluation of goods whose value at the time of their acquisition is denominated in a foreign currency shall be made in rubles by way of recalculating the foreign currency amount at the exchange rate set by the Central Bank of the RF and effective on the date such goods are accounted for.

6.               Release of goods for sale shall be made at the unit cost of the first-in acquisitions (FIFO).

7.               Within the reporting year a unified valuation method shall be applied to each stock-list number of goods.

8.               The equipment transferred to employees for official use is accounted for in Fixed Assets account and is subject to depreciation.

9.               According to the Law “On Protection of Customers’ Rights” (with amendments and supplements) and in compliance with the RSFSR Code “On Administrative Infringement” buyer is entitled to replacement of faulty equipment.

10.         If a customer within two weeks returns the equipment without replacement, the organization makes a reversing entry in the sales account.

11.         The returned goods are accepted from customers at their purchase price.

12.         Goods in transit owned by the Company, or goods transferred to a buyer by way of a pledge are accounted for at the value specified in the contract, their actual unit cost being adjusted later.

13.         Market research shall be carried out for obsolete goods and the goods whose selling price is lower than their actual unit cost. Writing-off of such goods is carried out taking into account the current market prices. The difference between the selling price and the unit cost shall be reflected in the balance sheet at the end of the reporting period in account 91-21 “Non-sales expenses” in accordance with Article 265, section 1, subsection 7.

14.         At the end of the reporting year the goods shall be reflected in the balance sheet at their acquisition cost.

15.         Inventory-taking shall be carried our annually upon the order of the President of the Company. The results of inventory-taking shall be reflected in accounting and tax accounting at the end of the reporting year.

•                  Accounting for Inventories on the basis of PBU No 5/01 approved by Order of the Ministry of Finance of the RF No 44N of June 6, 2001.

1.               Inventories are meant for performing works, providing services and are used for the management needs of the Company.

2.               A stock-list number shall serve as an accounting unit.

3.               Inventories shall be accounted for at their acquisition cost.

4.               The actual unit cost of inventories received by the Company under contract of gift or on a gratuitous basis as well as the actual cost of inventories remained after the retirement of fixed assets and other property is determined on the basis of the inventories’ current market value on the date of their recording in the books.

In case it is impossible to determine the value of inventories transferred or subject to be transferred to the Company, the value of inventories received by the Company under agreements stipulating the performance of obligations in non-cash means shall be determined on the basis of the price at which under comparable circumstances similar inventories could be acquired.

5.               Actual unit cost of inventories, at which they have been recorded in the books is not subject to any alterations except in the cases provided for by the legislation of the Russian federation.

6.               Inventories whose value at the time of their acquisition is denominated in foreign currency shall be accounted for in rubles by way of recalculating the foreign currency amounts at the exchange rate set by the Central Bank of the RF and effective on the date such inventories were recorded in the balance sheet.

7.               Release of inventories from the warehouse or retirement of inventories shall be made at the unit cost of the first-in acquisitions (FIFO).

8.               Inventories are reflected in accounting in accordance with the classification based on the method of their use in performing works, providing services or utilization for the Company’s own needs.

9.               At the end of the reporting period inventories are reflected in accounting at the unit cost of the first-in acquisitions (FIFO).

•                  Date of Non-Sales Revenue Recognition.

Types of non-sales revenues	Recognition date in accordance with the Tax Code of the RF

• Dividends from share holding in other organizations’ activities;	Date of cash receipt to the settlement account (to cash);

• Property received on a gratuitous basis and other similar revenues.	Date of signing by the parties of the Acceptance Certificate.

• Revenues from the lease of assets;	Date of settlements and (or) submission of documents by the taxpayer in accordance with the terms of the contracts concluded.
• Revenues from purchase and sale of foreign currency;

• Royalties for the use of intellectual property objects.

• Fines, penalties and other sanctions for the breach of contractual obligations;	Date of adjudication or the date determined in accordance with the contracts concluded.

• Amounts of payment for damages and losses;

• Interest on loans, borrowings and other debt liabilities.

• Recovery of reserves;	Last day of the reporting (tax) period.

• Revenues from entrusted asset management;

• Revenues from participation in simple partnership;

Revenues earned in previous years	Date of identification of revenue or documents evidencing its existence.

Materials, spare parts, etc., received at liquidation of depreciable assets.	Date of execution of the Certificate of liquidation of depreciable assets.

Improper use of special purpose funds received by the Company.	Date of such funds receipt to the settlement account (cash) of a taxpayer.

Positive exchange rate differences	Date of execution of a foreign currency transaction or the last day of the current month

•                  Work in Process and Deferred Expenses

1.               Communication equipment that has not passed all stages (phases) specified by the technological process as well as incomplete products, or the products that have not passed the tests or technological acceptance are recognized as work in process.

2.               Work in process is recorded in accounting books at the actual costs incurred.

3.               The costs incurred by the Company in the reporting period but attributable to future reporting periods are reflected in accounting reports in a separate item as deferred expenses and are subject to be written off within the period to which they refer.

•                  Capital and Reserves

1.               The authorized and additional capital, retained earnings are accounted for within the Company’s shareholders’ equity.

2.               The amount of the authorized capital registered in the foundation documents as the aggregate of contributions (shares of stock) made by the shareholders of the Company is reflected in the balance sheet.

3.               The authorized capital and the actual debt of the founders in respect of their contributions to the authorized capital are reflected in accounting separately.

4.               The amount of fixed assets, objects of capital construction, and other material objects of the Company’s property with a useful life longer than 12 months (prior to a duly made valuation) as well as valuables received by the Company on a gratuitous basis, the amount received above the par value of placed shares (revenue from the issuance of shares of a joint stock company) and other similar amounts are recorded as additional capital.

5.               Exchange rate differences in foreign currency accounts arising in connection with the changes in the official Russian ruble to foreign currency exchange rates are reflected directly in account 99 “Profits and Losses” (depending on the sign of exchange rate difference which can be positive or negative).

6.               Profit after taxes and other obligatory payments remain at full disposal of the Company. The Company at its own discretion defines the size and purpose of use of the profit retained at its disposal.

•                  Settlements with Debtors and Creditors

1.               Settlements with debtors and creditors are reflected in accounting books in the amounts arising from accounting entries and recognized in accounting as correct. As to the loans received, the indebtedness is shown considering the interest payable at the end of the reporting period.

2.               The amounts of settlements with the banks and the budget reflected in the books shall be agreed upon with the respective organizations at least once a quarter and be identical. It is not allowed to leave unsettled amounts on the balance sheet.

3.               The Company’s foreign currency accounts balance, other monetary funds (including monetary documents), short-term securities, accounts receivable and payable denominated in a foreign currency are reflected in the accounting books in rubles, in the amounts determined by recalculating foreign currencies at the exchange rate set by the Central Bank of the RF and effective at the reporting date. The reporting date for recording expenses associated with providing international telecommunication services shall be the date of their confirmation by the billing system.

4.               Fines, penalties and forfeits recognized by the respective debtor or those subject to be redeemed in accordance with court decisions are attributed to financial results of the Company and prior to their receipt or payment are reflected in the books in “debtors” or “creditors” accounts.

5.               When the payment for goods, works and services which cost is expressed in a foreign currency (US dollars) is translated into rubles, the arising amount difference forms a unit cost of the acquired goods, works and services, which shall be determined for the purposes of formation of financial results from ordinary activities. Inventories are recorded in accounting at their actual unit costs (FIFO) as applied to the actual amount of costs associated with their acquisition incurred by the Company (excluding VAT and other redeemable taxes).

6.               Receivables whose limitation period has long expired and other debts that can not be recovered are written off for each liability item on the basis of inventory-taking data, written justification and the order (directive) of the head of the Company and are attributed to financial results.

7.               Writing-off of a debt to losses due to a debtor’s insolvency is not recognized as the cancellation of a debt. This debt shall be reflected off-balance sheet during five years from the time of the writing-off in order to observe a possibility of its repayment in case the property status of a debtor changes.

8.               The amounts of payables and depositor indebtedness whose limitation period has expired are written off for each liability item on the basis of inventory-taking data, written justification and the order (directive) of the head of the Company and are attributed to financial results.

•                  Services Related to Warranty and Post-Warranty (Paid) Repairs of Cellular Phones.

1.               On the basis of the Conformance Certificate No POCC RU.Aja33.U55374 the Company provides services related to repairs and maintenance of cellular communication equipment.

2.               Services related to warranty repairs and post-warranty (paid) repairs are provided in accordance with the agreements concluded with companies-manufacturers of cellular phones.

3.               On the basis of section 5, PBU 9/99, revenues from this type of activities are recognized as operating revenues, proceeds are reflected in account 90 “Sales”.

4.               The Company, as a seller of such phones, grants an additional warranty for cellular phones and provides repairs in accordance with such warranty.

5.               Accounting for costs and sales of services related to warranty and paid repairs turnover is maintained separately.

6.               Spare parts purchased from outside organizations are accounted for at acquisition prices, and spare parts received as a result of the write-off (disassembling) of telephone sets that have fully or partially lost their qualitative characteristics are recorded at market prices.

7.               Repairs under warranties granted by companies-manufactures are estimated in accordance with the compensatory payments made by such companies on the basis of equipment warranty repair and maintenance contracts.

8.               The Company provides warranty repairs (in case the warranty maintenance period established by the company-manufacturer has expired) at its own expense.

9.               Paid repairs shall be carried out on the basis of the price list for repair-related services.

10.         Account 23 “Ancillary production” is used for recording costs associated with repairs of cellular phones.

•                  Accounting and Tax Accounting for Production Operations of Corporate Cafeteria and Catering Division.

1.               Food products (foodstuffs) made in corporate cafeterias are sold to company employees for compensation and on a non-cash basis.

2.               Food products are recorded in account 10 “Materials”.

3.               Account 29 “Support departments and facilities” is used to account for expenses associated with maintaining corporate cafeterias and lunchrooms and expenses associated with the output produced, work performed and services provided by support departments. Accounting is kept in separate sub-accounts for each type of servicing facilities separately.

4.               Recording of business transactions is based on source documents and reports made by the heads of production departments on the products actually used in producing output by the cafeterias.

5.               Revenues from sales of products (works, services) are reflected in account 90 “Sales”.

6.               A singe copy of invoice shall be issued and registered in the Sales Book on the date of transfer of the equipment for own nonproductive purposes.

•                  Accounting according to Accounting Policy Elements.

Accounting policy element	Variants permitted by the legislation	Statutory act which constitutes grounds
1. Accounting treatment for materials acquisition	Application of account 10 “Materials”, estimation of materials in account 10 at the actual unit cost	Instruction on application of the Chart of Accounts used to account for financial and economic activities of enterprises, notes to account 10 “Materials”

2. Valuation of inventories and calculation of the actual unit cost of works performed and services rendered.	Method of unit cost of the first-in inventory acquisitions (FIFO)

Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34N of July 29, 1998 (sec.58);
Accounting Regulation
“Accounting for Inventories” (PBU 5/01) approved by Order of the RF Ministry of Finance No 44N of June 9, 2001 (sec. 16)

3. Estimation of goods	Estimation at purchase value

Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34N of July 29, 1998 (sec.60);
Accounting Regulation
“Accounting for Inventories” (PBU 5/01) approved by Order of the RF Ministry of Finance No 44N of June 9, 2001 (sec. 13)

4. Accumulation of depreciation charges (amortization) for fixed assets.	Straight-line method

Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34N of July 29, 1998 (sec.48);
Accounting Regulation
“Accounting for Fixed Assets” (PBU 6/01) approved by Order of the RF Ministry of Finance No 26N of March 30, 2001 (sec. 19)

Methodological Directives regarding Accounting for Fixed Assets (approved by Order of the RF Ministry of Finance No 33N of July 20, 1998) (sec. 57)

5. Accumulation of depreciation charges for intangible assets	Straight-line method	Accounting Regulation “Accounting for Intangible Assets” (PBU 14/2000) approved by Order of the RF Ministry of Finance No 91N of October 16, 2001 (sec. 15)

6. Accounting treatment for depreciation of intangible value.	By accumulating the amounts of depreciation charges in a separate account.	Accounting Regulation “Accounting for Intangible Assets” (PBU 14/2000) approved by Order of the RF Ministry of Finance No 91N of October 16, 2001 (sec. 21)

7. Accounting treatment for financing of costs associated with repairs.	Costs associated with repairs are included in the unit cost in the current reporting quarter.

Decree of the Council of Ministers of the USSR No 1072 of October 22, 1990 “On the Unified Norms of Depreciation Charges for Complete Replacement of the Fixed Assets of the USSR National Economy (sec. 6);

Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34N of July 29, 1998 (sec.64);

Methodological Recommendations regarding the Procedure for Forming Accounting Data of an Enterprise approved by Order of the Ministry of Finance of the Russian Federation No 60N of June 28, 2000

8. Formation of merchandise acquisition cost	Costs associated with the preparation and delivery of goods to the central warehouse and incurred before the time of their hand-over for sale are included in selling expenses.

Accounting Regulation
“Accounting for inventories” (PBU 5/01) approved by Order of the RF Ministry of Finance No 44N of June 9, 2001 (sec. 6);

Methodological recommendations respecting accounting treatment for costs included in distribution and production expenses, and financial results of trading companies and companies engaged in catering business (approved by the RF Trade Committee on April 20,1995, No 1-550/32-2)  (sec. 2.2)

9. Method of commercial expenses recognition	Commercial expenses are fully recognized in the cost of products, goods, works, services sold in the reporting year	Accounting Regulation “Expenses of Organizations” (PBU 10/99) approved by Order of the RF Ministry of Finance No 33N of May 6, 1999 (sec. 9)

10. Estimation of finished goods	Estimation according to items of direct costs	Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34N of July 29, 1998 (sec.59);

11. Different ways of allocation and use of net profit	At the year-end the profit is not allocated to funds, the company works with retained profit	Instruction on application of the Chart of Accounts used for accounting for financial and economic activities of enterprises, notes to account 84 “Retained Earnings”

12. The structure and methods of writing-off of deferred expenses	In equal portions over the period to which they refer	Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34N of July 29, 1998 (sec.65);

•                  Accounting for Business Transactions

1.               Directors of branches, heads of divisions and subdivisions shall approve a list of specialists who require training and development.

2.               All business transactions conducted by the organization shall be supported by source documents. These documents serve as the source accounting documents on which basis the accounting is maintained.

3.               The requirements of the Chief Accountant (persons maintaining accounting hereinafter referred to as “chief accountant”) regarding the documenting of business transactions and submission of documents and information to the accounting department are obligatory to all employees of the organization.

4.               Source accounting documents shall contain the following obligatory details: name of the document (form), code of the form, date of preparation, name of the organization on behalf of which such document was prepared, substance of a business transaction, measurement units of a business transaction (in cash and in kind), positions of persons accountable for the conclusion of the transaction and the correctness of its execution, personal signatures and their interpretation (including the cases of creating documents using computers).

•                  Source accounting documents are accepted to accounting if they are prepared in accordance with the forms contained in the albums of unified (standard) forms of source accounting documents and are completed in accordance with the established order; the documents which forms are not specified in such albums shall be approved by the President of the Company and shall contain the obligatory details in accordance with the requirements.

Regulations of Goscomstat of the Russian Federation No. 71a of October 30, 1997 “On the Approval of Source Accounting Document Unified Forms Used to  Account for Labor, Labor Compensation, Fixed Assets, Intangible Assets, Inventories, Items of High Wear and Low Unit Cost and Works in Capital Construction” (revised December 29, 2000).

Depending on the nature of a transaction, requirements of normative acts, methodological directives applied to accounting and the technologies of accounting data processing, the source accounting documents may include additional details.

1.               The Acceptance Committee shall reflect in the documents supporting the commissioning of fixed assets the information in accordance with the classification of fixed assets included in depreciation groups. RF Government Regulation No. 1 of January 1, 2002, Moscow.

2.               Documents that accompany business transactions with monetary funds shall be signed by the head of the organization and the chief accountant or by the persons duly authorized to do so.

3.               Monetary and settlement documents, financial and loan liabilities are deemed invalid and shall not be accepted to execution without the signature of the chief accountant or a person duly authorized to sign such documents. Documents supporting financial investments of the Company, loan agreements, credit agreements, commercial credit agreements and commodity credit agreements are recognized as financial and credit liabilities.

4.               In case a dispute arises between the head of the Company and the chief accountant on the issues dealing with the execution of individual business transactions, the source accounting documents related to such transactions can be accepted to execution upon a written order of the head of the Company, who bears full responsibility for the effects of such transactions and for the inclusion of the information about such transactions in accounting documents and accounting statements.

5.               A source accounting document shall be made at the time of the execution of a business transaction. In case that is not possible - promptly after the transaction.

6.               Prior to the issuance of source documents to subscribers for payment for the services provided by the Company, CBOSS Copyright (C) SoftPro system generates a trial variant of source documents that are subject to consideration and approval by the chief accountant and the head of financial control or by the duly authorized persons. The head of the billing department shall be responsible for the fulfillment of this paragraph.

7.               When goods, products, works and services are sold through cash-registers, it is allowed to create a source accounting document on the basis of checks generated by cash-registers at least once a day at the end of the day.

8.               Creating of source accounting documents, the procedure and the time of their transfer in order to be reflected in the books shall be made in accordance with the document circulation schedule approved in the organization. Timely and high quality execution of source accounting documents, their transfer within the established time period for their reflection in accounting, as well as the reliability of data contained in such documents shall be provided by the persons who made and signed such documents.

•                  Accounting for business transactions

1.               Accounting is maintained in journal and order form of accounting using computers.

2.               Accounting for assets, liabilities and business transactions is maintained using double entries and a working chart of accounts.

3.               Source accounting documents evidencing the fact of execution of business transactions as well as calculations produced by the accounting department shall serve as the grounds for making entries in accounting registers.

4.               The period from January 1 to December 31 shall be deemed as the reporting year.

5.               Accounting shall be maintained by the accounting department of the Company.

6.               In order to obtain financial results of the Company’s performance in time, the dates for submission of reports, acts and other source documents to the accounting department shall be set as follows:

•                  Material reports, acts, accounts, invoices shall be submitted not later than 3 days from the time of their signing by the President of the Company or the persons authorized by the President to sign such documents;

•                  Working hours time sheet shall be submitted not later than on the 25th day of the reporting month;

•                  Travel expense claims forms shall be submitted not later than 3 days after the return from a business trip.

7.               To ensure accounting and reporting data reliability the Company shall carry out inventory-taking of:

•                  the remains of stock in the warehouse and trading area before the submission of the annual report (Quarter IV);

•                  cash at least once a quarter; cash funds are also subject to inventorying if they are transferred to other materially liable person;

•                  unexpected inventory-taking of cash and inventories are carried out according to a decision of the President;

•                  inventory-taking of fixed assets shall be carried out at least once in three years;

•                  obligatory inventory-taking shall be carried out in the cases provided for by Law No 129-F, Article 12.

8.               It is not allowed to correct cash checks and bank documents. Other source accounting documents can be corrected only upon agreement with the persons who made and signed such documents; the corrections shall be confirmed by those persons’ signatures and by the indication of the date of making corrections.

9.               In order to control and regulate the processing of business transaction data, consolidated accounting documents can be drawn on the basis of source accounting documents.

10.         Source and consolidated accounting documents can be drawn up on paper and machine-readable data media. In case of the latter the Company at its own expense shall produce paper copies of such documents for the use of other participants of business transactions and at the request of the bodies exercising control in accordance with the Russian legislation, court of law and prosecutor’s office.

11.         Business transactions shall be reflected in accounting registers in chronological order and shall be grouped in the respective accounts.

12.         The correctness of business transaction recordings in the accounting registers is ensured by the persons who create and sign them.

13.         Accounting registers shall be protected from unauthorized adjustments. Error corrections in an accounting register shall be evidenced by the signature of the person, who made such correction, the date of such correction shall be specified.

14.         The contents of accounting registers and internal accounting reports shall be treated as a commercial secret.

•                  The Procedure for Executing Agreements and Maintaining Separate Accounting for Current Costs when Performing Capital Repairs, Reconstruction and Modernization of Buildings – in accordance with the Accounting Regulation “Accounting for Fixed Assets” (PBU 6/01) approved by Order of the RF Ministry of Finance No. 26N of March 30, 2001 and in compliance with “Methodological Recommendations respecting Accounting for Fixed Assets” approved by Order of the Ministry of Finance of the RF No 33N of July 20, 1998 (revised March 28, 2000).

1.               Accounting for costs associated with all types of repairs (including capital repairs) as well as costs related to reconstruction (modernization) shall be maintained on the basis of contracts and technical documentation (including budgets) made for each type of costs separately

2.               A separate contract shall be concluded for each object and separately for each territorial identity.

3.               The Acceptance Certificate of repaired, reconstructed and modernized fixed assets shall serve as the grounds for making an accounting entry reflecting the increase of the book value of the building due to its reconstruction.

4.               Changes in the fixed assets record sheet are made on the basis of the Acceptance Certificate of repaired, reconstructed and modernized fixed assets.

•                  Issuance of Invoices

Invoices shall be issued strictly in accordance with Resolution of the RF Government No. 914 of December 2, 2000 and certified by original stamps of the Company and original signatures of the Company officials, or persons authorized by the Order of the President to sign such invoices. Invoices may be certified by the stamps of branches and separate divisions, including specific stamps “for invoices” which contain all obligatory requisites: the Company’s INN (taxpayer’s identification number), full name in the Russian language, location of the Company. Stamps of branches and separate divisions, in addition to the listed details shall bear the name of a structural division. The order of use of the said stamps by the authorized persons shall be approved by a regulatory document issued within the Company. Letter of the Ministry of Taxes and Charges No VG-6-03/404 of May 21, 2001 “On the Application of Invoices in Calculating the Value Added Tax”.

Separate divisions shall reflect the sale of goods (works performed, services rendered) through invoices executed in the following order:

•                  invoices for the goods shipped (works performed, services rendered) shall be issued to buyers by the separate structural divisions on behalf of the Company;

•                  invoices shall be certified by a registered stamp of the branch;

•                  the Company shall number invoices in ascending order in terms of the entire enterprise;

•                  registration journals of received and issued invoices, purchase books and sale books are maintained by structural divisions as parts of a unified journal of registration of invoices and a unified purchase and sale book of the Company. Such parts for the reporting tax period shall be submitted to the Company by separate divisions for the purpose of the preparation of a single journal of registration of invoices and a single purchase and sale book, as well as for the preparation by the Company of a single value added tax return.

Considering the volumes of telecommunication services provided, invoices are prepared simultaneously with the issuance of payment and account documents to subscribers but not later than within 5 days from the time of providing services (the Tax Code of the Russian Federation, Article 168, sec. 3).

Preparation of invoices and their registration in the sales book shall refer to the tax period in which the services were actually sold.

•                  Sale Book

In accordance with section 28 of RF Government Regulation No 914 of December 2, 2000 “On the Approval of the Rules for Maintaining Journals of Registration of Received and Issued Invoices, Sale Books and Purchase Books Used in Calculating the Value Added Tax” it is allowed to maintain purchase books using computers. Considering the actual quantity of invoices issued for telecommunication services provided the total figures for the reporting period shall be printed out from the sale book. Pages shall be numbered, tied together and sealed.

•                  Purchase book

In accordance with Regulation of the RF Government No 914 of December 2, 2000 “On the Approval of the Rules for Maintaining Journals of Registration of Received and Issued Invoices, Sale Books and Purchase Books Used in Calculating the Value Added Tax” it is allowed to maintain purchase books using computers. The purchase book for the reporting period shall be printed out not later than on the 20th day of the following month. Pages shall be numbered, tied together and sealed with the  Company’s stamp.

In accordance with Article 171 of the Tax Code of the Russian Federation the amount of the value added tax payable at the transfer of goods for the Company’s own non-productive needs shall be reduced for the amount of the “entrance” tax because food products are transferred for further processing and selling to the company’s employees and recorded in the purchase book.

•                  Procedure for Presentation of Accounting Reports

1.               The Company shall present annual accounting statements in accordance with the foundation documents to the founders and to the local bodies of the State Committee of Statistics located at the place of the Company’s registration. To other bodies of the executive power, banks and other users, accounting statements and reports are submitted in accordance with the RF legislation.

2.               The Company shall present the annual reporting in accordance with the formats established in section 30 hereof.

3.               The Company shall present its annual financial statements within 90 days after the end of the year unless otherwise is provided for by the legislation of the Russian Federation. Quarterly accounting reports shall be presented within 30 days after the end of the quarter, in cases provided for by the RF legislation. Within the specified periods the exact date of accounting reports presentation is established by the founders of the Company. The annual accounting statements shall be presented not earlier than 60 days after the end of the reporting year and shall be approved in accordance with the order established by the foundation documents of the Company.

4.               In the cases provided for by the RF legislation the Company shall publish its accounting statements and the summary of the auditor’s opinion. Accounting statements shall be published not later than on July 1 of the year following the reporting year, unless otherwise is provided for by the legislation of the Russian Federation. The procedure for publication of accounting statements is established by the Ministry of Finance of the Russian Federation and by the bodies vested by the federal law with the right to regulate accounting procedure.

•                  Keeping Custody of Accounting Documents

1.               The Company shall keep in custody source accounting documents, accounting registers and accounting statements within the periods established in accordance with the rules for arrangement of the state record-keeping but in any case for at least five years.

2.               The working chart of accounts, other accounting policy documents, coding procedures, data processing software shall be kept in custody within five years after the reporting year in which they were last used for preparing accounting statements.

3.               Source accounting documents can be withdrawn only by inquiry, preliminary investigation and prosecuting bodies, courts of law, tax inspections and tax police on the basis of their regulations in accordance with the legislation of the Russian Federation. The chief accountant or other officer of the Company is entitled to make copies of the documents indicating the reason and the date of their withdrawal with the permission and in the presence of representatives of the bodies exercising such withdrawal.

4.               Responsibility for arranging the custody of source accounting documents, accounting registers and accounting statements shall be borne by the head of the Company.

•                  Financial and Economic Relations with Separate Structural Divisions (Branches).

Mobile TeleSystems OJSC operates in the territory of the Russian Federation through its separate structural network in 17 regions of the Russian Federation and 32 towns and cities. The structural network is constantly developing.

A branch represents the Company’s interests in the tax authorities at the place of its registration and is vested with the rights of a taxpayer established in Article 21 of the Tax Code.

A branch performs the obligations of the Company in respect of payment of taxes and charges to the budgets at all levels and in respect of payments to the state social off-budget funds at the place of its registration.

Branches perform their own economic activities on the basis of the Statute of Branches and the power of attorney. Financial relations are governed by budgets of expenditures.

To reflect financial and economic activities branches shall maintain their own balance sheets but do not determine the final financial result.

The balance sheet prepared for the entire enterprise is submitted to the tax authorities.

•                  List of Licenses Granted to the Company

Kaluga

1.               License No 14456 to provide GSM 900 cellular radio phone communication services in the Kaluga region;

2.               Supplement 1 to License No 14456 and covering letter;

3.               Certificate of licensee registration No 14456-40/1 to provide GSM 900 cellular radio phone communication services in the territory of Kaluga region;

4.               Certificate of licensee registration No 14680-40/1 to lease communication channels granted by Kaluga UGSN department.

Smolensk

1.               License No 14452 to provide GSM 900 cellular radio phone communication services in the Smolensk region;

2.               Supplement 1 to License No 14452;

3.               Certificate of licensee registration No 14452-67/01-01 to provide GSM 900 cellular radio phone communication services in the territory of Smolensk region;

4.               Certificate of licensee registration No 14680-67/01-01 to lease communication channels granted by Smolensk UGSN department.

Vladimir

1.               License No 14453 to provide GSM 900 cellular radio phone communication services in the Vladimir region;

2.               Supplement 1 to License No 14453;

3.               Certificate of licensee registration No 14453-33/1-151 to provide GSM 900 cellular radio phone communication services in the territory of Vladimir region;

4.               Certificate of licensee registration No 14680-33/1-157 to lease communication channels granted by Vladimir UGSN department.

5.               Certificate of licensee registration No 15282-33/1-160 to provide local and long distance communication services, granted by Vladimir UGSN department.

6.               Certificate of licensee registration No 15403-33/1-164 to provide telematic services granted by Vladimir UGSN department.

Pskov

1.               License No 14454 to provide GSM 900 cellular radio phone communication services in the Pskov region ;

2.               Supplement 1 to License No 14454;

3.               Certificate of licensee registration No 14454-60/095-00/6 to provide GSM 900 cellular radio phone communication services in the territory of Pskov region;

4.               Certificate of licensee registration No 14680-60/095-2000/9 to lease communication channels granted by Pskov UGSN department.

Ryazan

1.               License No 14457 to provide GSM 900 cellular radio phone communication services in the Ryazan region;

2.               Supplement 1 to License No 14457;

3.               Certificate of licensee registration No 14457-62/16 to provide GSM 900 cellular radio phone communication services in the territory of Ryazan region;

4.               Certificate of licensee registration No 14680-62/20 to lease communication channels granted by Ryazan UGSN department.

5.               Certificate of licensee registration No 15282-62/28 to provide local and long distance communication services granted by Ryazan UGSN department.

6.               Certificate of licensee registration No 15403-62/29 to provide telematic services granted by Ryazan UGSN department.

Tula

1.               License No 14455 to provide GSM 900 cellular radio phone communication services in the Tula region;

2.               Supplement 1 to License No 14455;

3.               Certificate of licensee registration No 14455-71/216 to provide GSM 900 cellular radio phone communication services in the territory of Tula region;

4.               Certificate of licensee registration No 14680-71/219 to lease communication channels granted by Tula UGSN department.

5.               Certificate of licensee registration No 15403-71/259 to provide telematic services, granted by Tula UGSN department.

6.               Certificate of licensee registration No 15282-71/258 to provide local and long distance communication services granted by Tula UGSN department.

Tver

1.               License No 14662 to provide GSM 900 cellular radio phone communication services in the Tver region;

2.               Supplement 2 to License No 14662;

3.               Certificate of licensee registration No 14662-69/1 to provide GSM 900 cellular radio phone communication services in the territory of Tver region;

4.               Gossviaznadzor Letter – cover letter;

5.               Certificate of licensee registration No 14666-69/1 to lease communication channels in the Tver region.

6.               Certificate of licensee registration No 14667-69/1 to provide telematic services in the Tver region.

7.               Certificate of licensee registration No 14668-69/1 to provide local and long distance communication services in the territory of Tver region.

Komi Republic

1.               License No 14663 to provide GSM 900 cellular radio phone communication services in Komi Republic;

2.               Supplement 1 to License No 14663;

3.               Cover letter;

4.               Certificate of licensee registration No 14663-11/02-01 to provide GSM 900 cellular radio phone communication services in the territory of Komi Republic;

5.               Cover letter;

6.               Certificate of licensee registration No 14666-11/02-01 to lease communication channels in Komi Republic.

7.               Certificate of licensee registration No 14667-11/02-01 to provide telematic services in the territory of Komi Republic.

8.               Certificate of licensee registration No 14668-11/02-01 to provide local and long distance communication services in the territory of Komi Republic.

Moscow and the Moscow Region

1.               License No 14665 to provide GSM 900 cellular radio phone communication services in the city of Moscow and the Moscow region.

2.               Supplement 1 to License No 14665;

3.               Cover letter;

4.               Certificate of acceptance of documents;

5.               Gossviaznadzor Letter;

6.               Certificate of licensee registration No 14665-77/0112 to provide GSM 900 cellular radio phone communication services in the territory of Moscow and the Moscow region;

7.               Certificate of licensee registration No 14666-77/0133 to lease communication channels in the city of Moscow, Komi Republic, the Moscow, Tver and Kostroma regions;

8.               Certificate of licensee registration No 14667-77/0130 to provide telematic services in the city of Moscow, Komi Republic, the Moscow, Tver and Kostroma regions.

9.               Certificate of licensee registration No 14668-77/0131 to provide local and long distance communication services in the city of Moscow, Komi Republic, the Kostroma, Moscow, Tver regions.

Kostroma

1.               License No 14664 to provide 900 cellular radio phone communication services in the Kostroma region;

2.               Supplement 1 to License No 14664;

3.               Certificate of licensee registration No 14114-44/1 to provide telematic services in the territory of Kostroma region.

4.               Certificate of licensee registration No 14664-44/1 to provide GSM 900 cellular radio phone communication services in the territory of Kostroma region;

5.               Certificate of licensee registration No 14666-44/1 to lease communication channels in the Kostroma region.

6.               Certificate of licensee registration No 14667-44/1 to provide telematic services in the territory of Kostroma region.

7.               Certificate of licensee registration No 14668-44/1 to provide local and long distance communication services in the Kostroma region.

Licenses to operate in several regions:

1.               License No 16245 to lease communication channels in the Ivanovo, Kirov, Nizhni Novgorod, Yaroslavl regions”;

2.               Supplement No 1 to License No 16245 to lease communication channels in the Ivanovo, Kirov, Nizhni Novgorod, Yaroslavl regions.

3.               License No 14666 to lease communication channels in the city of Moscow, Komi Republic and the Moscow, Tver and Kostroma Regions;

4.               Supplement No 2 to License No14666;

5.               License No 14667 to provide telematic services in the city of Moscow, Komi Republic and the Moscow, Tver and Kostroma regions;

6.               Supplement No 1 to License No14667;

7.               Supplement No 2 to License No14667;

8.               Supplement No 3 to License No14667;

9.               License No 14668 to provide local and long distance communication services in the city of Moscow, Komi Republic, and the Moscow, Tver and Kostroma regions.

10.         Supplement No 1 to License No14668 of 23.03.2000;

11.         Supplement No 2 to License No14668;

12.         License No 14680 to lease communication channels in the Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions;

13.         Supplement No 1 to License No14680;

14.         License No 15403 to provide telematic services in the territory of Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions;

15.         Supplement No 1 to License No15403;

16.         License No 15282 to provide local and long distance communication services;

17.         Supplement No 2 to License No15282;

18.         License No FLTS 009421-2 of April 24, 2000 to perform construction of buildings and constructions;

19.         License for designing No FLTS 009421-2 (1) of November 2, 2001;

20.         License No FLTS 009421-2/1 of November 2, 2001 to perform functions of customer and builder;

21.         FAPSI License No LF/07-1124 of April 14, 2000 to perform technical maintenance of encoding facilities;

22.         FAPSI License No LF/07-1125 of April 14, 2000 to distribute encoding facilities;

23.         FAPSI License No LF/07-1126 of April 14, 2000 to provide services related to information encoding;

24.         License No 17169 of January 25, 2001 to provide video conference services in Komi Republic, Komi-Permyak, Khanty-Mansisk, Yamalo-Nenetsky autonomous districts, Udmurt Republic, the Amur, Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moskow, Nizhni Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tumen, Chelyabinsk, Yaroslavl regions and the city of Moscow.

25.         Supplement No 1 to License No17169 of January 25, 2001;

26.         License No 17333 of February 15, 2001 to provide telematic services in Komi republic, Komi-Permyak, Khanty-Mansisk, Yamalo-Nenetsky autonomous districts, Udmurt republic, the Amur, Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moskow, Nizhni Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tumen, Chelyabinsk, Yaroslavl regions and the city of Moscow;

27.         Certificate of licensee registration No CP-17333-77/03-3-0117 of August 8, 2001;

28.         License No 17774 of April 13, 2001 to lease communication channels in Udmurt republic, Komi-Permyak, Khanty-Mansisk, Yamalo-Nenetsky autonomous districts, the Amur, Kurgan, Orenburg, Perm, Sverdlovsk, Tambov, Tumen and Chelyabinsk regions;

29.         License No 18228 of May 5, 2001 to provide audio conference communication services in Komi republic, Udmurt republic, Komi-Permyak, Khanty-Mansisk, Yamalo-Nenetsky autonomous districts, the Amur, Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moskow, Nizhni Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tumen, Chelyabinsk, Yaroslavl regions and the city of Moscow;

30.         License No 19615 of October 4, 2001 to provide local and intrazone phone communication services in Udmurt republic, the Amur, Ivanovo, Kirov, Nizhni Novgorod, Omsk, Perm, Sverdlovsk and Yaroslavl regions;

31.         License No 19596 of October 4, 2001 to provide telematic services in the Republic of Karelia, Nenetsky autonomous district, the Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk and Novgorod regions and the city of St. Petersburg.

2. Approve the following accounting policy for taxation purposes.

•                  Federal Law No. 194-F of December 30, 2001 «On the Federal Budget for the Year of 2002»

•                  Letter of the RF Ministry of Taxes and Charges No. VG-6-03/130 of February 12, 2001.

•                  Method of Revenues Recognition for Taxation Purposes.

Recognition of revenues and expenses using the accrual basis.

1.               Set the reporting date for accounting of expenses for taxation purposes in the current tax (reporting) period not later than within 3 days from the date of signature of the President or duly authorized persons.

2.               Establish that the revenues accounted for taxation purposes in the current tax (reporting) period are recognized as of the date of a bill or invoice issuance.

•                  Value Added Tax – on the basis of Chapter 21 of the RF Tax Code (Part 2) “The Value Added Tax”.

Since 2001 in order to regulate and simplify the procedure for value added tax payment the Company exercises a centralized tax payment at the place of its registration (the city of Moscow) for the entire enterprise including its separate divisions located in other subjects of the Russian Federation.

In respect of lease contracts for federal property, property of the subjects of the Russian Federation and municipal property concluded with the lessor, the value added tax shall be transferred independently as a fiscal agent to the local Treasury department at the place of MTS OJSC registration (4, Marxistskaya street, Moscow).

•                  Application of zero percent value added tax rate when selling goods (works and services) for the official use of foreign diplomatic representations and representations of similar status.

In accordance with sub-section 7, section 1, Article 164 of the RF Tax Code the sale of products (works, services) meant for the official use of foreign diplomatic representations and representations of similar status as well as for the personal use of diplomatic, administrative and technical personnel (including family members residing with the personnel) of such representative offices is taxed at a zero percent rate (0%), if a similar tax privilege is granted to Russian representations and representations of similar status as well as diplomatic, administrative and technical personnel (including family members residing with the personnel) of such representative offices by the national legislation.

Invoices marked “for diplomatic needs” are issued on the basis of:

•                  a contract concluded with a diplomatic representative office for the delivery of goods (works, services) accompanied by a specification (works, services) which contains their prices;

•                  official letter from a diplomatic representative office (signed by the head of the representative office or by a person acting in his name, certified by the stamp of such representative office) which contains the name and address of the organization selling the goods (works, services) and confirms that such goods (works, services) are meant for the official use of foreign diplomatic representations.

•                  Determination of tax deductions respecting goods and services which share constitutes less than 5% of the total revenues.

According to section 4, article 170 of the RF Tax Code the tax periods within which the share of work performed and services provided does not exceed five percent (in monetary terms) of the total value of acquired goods (works, services) which are used for the sale of works and services. At the same time all tax amounts declared by the sellers of the said works and services within such tax period are subject to deductions in accordance with the procedure stipulated by Article 172 of RF Tax Code. The deductions are made from the total revenue in proportion to the revenue received from each type of activity. The share of costs and VAT deductible for a certain type of activity are determined according to the obtained design factor.

•                  Profit tax - on the basis of the RF Tax Code, Article 25 “Tax on Profit of the Organizations” and Instruction No 34 of June 16, 1995 of the RF State Tax Service “On Taxation of Profits and Revenues of Foreign Legal Entities”.

In compliance with section 2, Article 264, Chapter 25 of the RF Tax Code entertainment allowance is charged to other expenses associated with production and sales on the basis of reports made in accordance with the form approved by MTS OJSC President.

The Company’s expenditures in the form of remuneration amounts provided to employees, apart from payments on the basis of labour agreements, interest-free or soft (concessional) loans granted for the improvement of housing conditions, payments associated with additionally granted leaves of absence, including those to women bringing up children, and other payments provided for by the collective agreement, are not accounted for the purposes of tax imposed on profit.

In accordance with the methodical recommendations regarding the procedure for auditing the accuracy of accounting for taxation purposes for costs associated with nonproductive sphere objects maintenance (Supplement to the Letter of the Ministry of Taxes and Charges of the Russian Federation of February 7, 2001), revenues from sales of products (works, services) of Corporate Cafeteria and Catering Division are included in financial results of the Company and considered in calculations of tax profit.

Calculation of a tax base of the tax imposed on profit for certain lines of activities.

Taxpayer (tax agent)	Types of operations	Peculiarities of tax base calculation
1. The RF Tax Code, Article 275, Russian organization - tax agent	Dividend allocation

The difference between the amount of dividends subject to allocation less the amounts payable to foreign legal entities and natural persons and the amount of dividends received by a tax agent itself for the reporting tax period.

3. The RF Tax Code, Article 277,	Revenues from the transfer of property to the authorised (pooled) capital
• Issuer;		The difference between the cost of sold (placed) shares, unit shares, stakes and their par value is not recognized as revenue (loss) for taxation purposes.

• shareholder (participant, stakeholder)		The difference between the value of property invested as payment and the par value of shares, unit shares and stakes received in exchange is not recognized as revenue (loss) for taxation purposes.

4. The RF Tax Code, Article 279, • seller of goods (works, services) who recognizes revenues and expenses using accrual basis; • taxpayer; • purchaser of the right of claim	Obtaining of revenues at the assignment (transfer) of the right of claim.

Negative difference between the revenue from sale of the right of claim and the cost of goods sold when the right of claim is transferred to a third party:

•      before the date of payment specified in the contract is recognized as loss and is accepted at taxation in the amount that does not exceed the interest under a debt liability (see The RF Tax Code, Article 268) equal to the revenue from the assignment of the right of claim for the period from the date of assignment to the date of termination of the right of claim;

•      after the payment for the goods sold is due is also recognized as loss and is included in the structure of non-sales revenues:

•      50 percent of the amount of loss - on the date of assignment of the right of claim;

•      50 percent - upon expiration of a 45-day period from the date of assignment of the right of claim.

Revenues from the consequent sale of the right of claim of debt by a taxpayer who has bought such right, is recognized as a revenue from sale of financial services. For taxation purposes this amount may be reduced for the amount of expenses associated with the acquisition of such right.

Standardized expenses set forth by Article 25 of the RF Tax Code

Type of standardized expenses	from January 1, 2002
Advertising expenses	1% of revenues from sale of goods (works, services)
Entertainment allowance	4% of wages expenses
Life insurance and non-state pension provision	12% of wages expenses
Voluntary medical insurance	3% of wages expenses
Insurance of property	not limited
Repairs of fixed assets	not limited (The RF Tax Code, Article 260, communication enterprises)
Travelling expenses:
• Accommodation	not limited
• daily allowance	100 rubles per day*(5)

Employees training expenses	not limited

•                  Sales tax - on the basis of the RF Tax Code (Part 2), Chapter 27 “Sales Tax” and Moscow Law No 57 of November 9, 2001 “On Sales Tax”;

•                    Advertising tax - on the basis of Law of the Russian Federation No 108-F of July 18, 1995 “On Advertising”, the RF Tax Code and Moscow Law No 59 of November 21, 2001 “On Advertising Tax”;

•                  Tax on property of enterprises - on the basis of RF Law No 2030-1 of December 13, 1991 “On Tax on Property of Enterprises” (with amendments and additions) and the RF Tax Code.

For taxation purposes the property of enterprises is reduced by the balance value of land plots.

•                  Tax on profit of foreign legal entities - on the basis of the RF Tax Code and Instruction No 34 of June 16, 1995 of the RF State Tax Service “On taxation of profits and revenues of foreign legal entities” (with amendments and additions).

•                  Road tax - on the basis of RF Law No 1759-1 of October 18, 1991 “On Road Funds in the RF” (with amendments and additions);

•                  Tax on income of natural persons and a unified social tax - on the basis of the RF Tax Code, Chapters 23 and 24.

•                  Peculiarities of accounting for taxation purposes in the company branches and other separate divisions:

1.               Location of the Company’s branches and other separate divisions (hereinafter referred to as “divisions”) shall be recognized as the place of the Company’s operations via its divisions. At the same time the divisions perform their obligations in respects of payment of taxes and charges in compliance with the order stipulated by the effective federal, regional and local laws.

2.              Federal Law No. 110-F of August 6, 2001 and the RF Tax Code, Part 3, Chapter 25  “Profit Tax Payable by Organizations” informs about the transfer to calculation and payment of monthly advance payments on the basis of the actually received monthly profit. As to separate divisions a share of advance payments in the amount of the actually received profit is determined each month on the basis of unit weight, where expenses associated with compensation for labor and residual value of depreciated property of each separate division are used as measures. The amounts of advance payments and taxes subject to be transferred to the budgets of the subjects of the Russian Federation and municipal authorities are calculated at the tax rates effective in the territories where the Company and its separate divisions are located (the Company is located in Moscow).

3.               Property tax amount shall be calculated by the head organization on the basis of the effective rate applicable in the territory of the subjects of the Russian Federation and shall be paid to the budget of the subject of the Russian Federation from the structural separate division’s bank account and according to its fiscal domicile.

The territory of the Russian Federation shall be considered as the place of business operations of organizations performing works (providing services) which are not specified in subparagraphs 1 – 4 of paragraph 1 of this article provided that the organization or an individual entrepreneur is actually present in the territory of the Russian Federation which is evidenced by the state registration. In case the organization or an individual entrepreneur lacks the state registration – on the basis of location specified in the foundation documents of the organization, location of the organization’s management, location of the permanent acting executive body of the organization, location of the organization’s permanent representation in the territory of the Russian Federation (if the works are performed and the services are rendered through this permanent representation).

4.               If the realization of works (services) is of an auxiliary nature in relation to the realization of the primary works (services), then the place of the realization of the primary works (services) is recognized as the place of such auxiliary realization.

5.               The documents confirming that the place of performance of works (services) is located outside the territory of the Russian Federation are as follows:

1)              a contract concluded with foreign or Russian persons;

2)              documents providing evidence of the fact of performance of works (services).

Value Added Tax.   The Company exercises a centralized payment of the value added tax at the place of its registration (the city of Moscow) for the entire enterprise, including separate divisions located in other subjects of the Russian Federation.

The amount of tax (according to the location of a separate division of the organization [Annex D of the tax return]) is calculated as 1/2 of the product of the total tax amount liable to be paid by the organization multiplied by the value calculated as the sum of the unit weight of the employees’ wages fund of a separate division in the employees’ wages fund of the entire enterprise and the unit weight of the cost of fixed assets of a separate division in the cost of fixed assets of the entire enterprise.

Unit weights are determined on the basis of the actual figures of employees’ wages fund as of the end of the reporting tax period and the average annual cost of fixed assets for the calendar year preceding the reporting tax period.

Title page with a reference mark and Annex D of the tax return shall be presented to the regional tax authorities.

6.               Road tax is calculated by the head organization and is paid independently by each separate structural division to the local budget from its own bank account.

7.               Calculation and payment of the advertising tax is made by the separate divisions on the basis of the decisions and resolutions of the local authorities.

8.               Sales tax as applied to the order of accrual and payment is explained on the level of local supervising bodies. In the territory of Kaluga and Ryazan regions where the Company branches are located, the sales tax has not been put into effect. Since January 1, 2002 the sales tax is abolished in the territory of Perm region. Fiscal charges for the needs of educational institutions apply in the territories where the sales tax is not in force.

9.               The order of accrual and payment of the tax on income of natural persons and the unified social tax by the separate divisions, according to Part 2 of the Tax Code is observed when the taxpayers are employers, that is, divisions of legal entities, entitled to hire and fire employees and to pay salaries. Branches liable to calculate and pay the unified social tax from wages of structural divisions which do not have settlement bank accounts, separate balance sheets and which do not accrue payments and other compensation payments are entitled to be governed by Letter of the Ministry of Taxes and Charges No CA-6-05/687 of September 6, 2001.

10.         Calculation and payment of a special purpose fiscal charge from citizens and enterprises, institutions, organizations irrespective of their organizational and legal forms for militia maintenance, improvement of territories, educational needs and other purposes shall be effected by structural divisions on the basis of resolutions and regulations of the local authorities.

11.         Unified tax on imputed revenue imposed on certain lines of activities of MTS OJSC branch in Tula is calculated and paid on the basis of legal acts adopted by the local authorities.

The application of the said accounting and taxation practices specified in the “Accounting Policy of the Company” by all structural divisions (branches, representative offices) of the Company is mandatory, irrespective of their place, location and presence or absence of settlement accounts and separate balance sheets.

Branches, structural divisions and representative offices are not entitled to establish their own accounting and taxation practices.

This accounting policy may be supplemented on the basis of certain orders of the President and amended due to the amendments introduced into legal acts governing accounting and taxation practices, provided that such amendments and supplements are known to the tax authorities.

Approved by the company in accordance with Order No 47 of January 25, 2002

Chief Accountant
V.I. Kondratiev

Mobile TeleSystems OJSC

The Balance Sheet

		Codes
	Form # 1, OKUD	0710001
as of October 01, 2002	Date (year, month, day)
Organization: Mobile TeleSystems Open Joint Stock Company	OKPO	52686811

Tax payer identification number	INN	7740000076
Business activity: telecommunications services	OKDP	none
Organizational and legal form / property form: open joint stock company / private	OKOPF/OKFS	47/34
Unit of measurement: thousands rubles	OKEI

	Line code	At the beginning of the accounting period	At the end of the accounting period
1	2	3	4
ASSETS
I. NON-CURRENT ASSETS
Intangible Assets (04, 05)	110	941 901	846796
Patents, licenses, trade marks (brand names), other rights and assets similar to those specified	111	941 901	846796
Organization expenses	112	—	—
Goodwill	113	—	—
Fixed Assets (01, 02, 03)	120	9 190 792	9373930
Land and natural resources	121	3 706	4246
Buildings, machinery and equipment	122	9 187 086	9369684
Construction in Progress (07, 08, 16, 61)	130	7 552 678	13142378
Earning Investments in Tangible Values (03)	135	—	—
Property let out on lease	136	—	—
Property let out on lease under rental agreement	137	—	—
Long-term Financial Investments (06, 82)	140	3 112 791	8357892
Investments in subsidiaries	141	2 779 206	7061576
Investments in associated companies	142	333 185	—
Investments in other organizations	143	400	5400
Loans granted to organizations for a period longer than 12 months	144	—	—
Other long-term financial investments	145	—	1290916
Other Non-Current Assets	150	—	—
Section I TOTAL	190	20 798 162	31720996
II. CURRENT ASSETS
Inventories	210	3 710 933	5870357
Raw materials, materials and other items of a similar nature (10, 12, 13, 16)	211	504 655	1619702
Animals for breeding and fattening (11)	212	—	—
Work in process costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	1 440 543	2296412
Finished goods and goods available for resale (16, 40, 41)	214	569 685	609968
Goods shipped (45)	215	—	—
Deferred expenses (31)	216	1 196 050	1344275
Other inventories and costs	217	—	—
Value Added Tax on Acquisitions (19)	220	1 815 517	3059860
Accounts Receivable (payments due in more than 12 months after the reporting date)	230	—	—
Buyers and customers (62, 76, 82)	231	—	—
Notes receivable (62)	232	—	—
Indebtedness of subsidiaries and associated companies (78)	233	—	—
Advances issued (61)	234	—	—
Other debtors	235	—	—
Accounts Receivable (payments due within 12 month after the reporting date)	240	1 926 870	8413766
Buyers and customers (62, 76, 82)	241	1 902 820	6968116
Notes receivable (62)	242	—	—
Indebtedness of subsidiaries and associated companies (78)	243	—	—
Indebtedness of participants (founders) regarding contributions to the authorized capital (75)	244	—	—
Advances issued (61)	245	—	1404262
Other debtors	246	24 050	41388
Short-term Financial Investments (56, 58, 82)	250	637 985	1499375
Loans granted to organizations for a period shorter than 12 months	251	637 985	1499375
Own shares, repurchased from shareholders	252	—	—
Other short-term financial investments	253	—	—
Monetary Assets	260	8 946 783	2733506
Cash (50)	261	3 440	4658
Settlement accounts (51)	262	273 682	128536
Foreign currency accounts (52)	263	208 460	56559
Other monetary assets (55, 56, 57)	264	8 461 201	2543753
Other Current Assets	270	—	—
Section II TOTAL	290	17 038 088	21576864
BALANCE (total lines 190 + 290)	300	37 836 250	53297860

LIABILITIES
III. CAPITAL AND RESERVES
Authorized Capital (85)	410	199 333	199 333
Additional Capital (87)	420	17 439 699	17 439 699
Reserve Capital (86)	430	—	29 900
Reserves created in accordance with the Legislation	431	—	—
Reserves created in accordance with the Foundation documents	432	—	29 900
Social sphere fund (88)	440	—	—
Special purpose financing and receipts (96)	450	—	—
Retained earnings of past years (88)	460	8 489 759	8444632
Uncovered loss of past years (88)	465	—	—
Retained earnings of the accounting year (88)	470	—	8076515
Uncovered loss of the accounting year (88)	475	—	—
Section III TOTAL	490	26 128 791	34190079
IV. LONG-TERM LIABILITIES
Borrowings and loans (92, 95)	510	7 552 500	9737381
Bank loans redeemable more than 12 months after the reporting date	511	—	—
Borrowings redeemable more than 12 months after the reporting date	512	7 552 500	9737381
Other long-term liabilities	520	—	—
Section IV TOTAL	590	7 552 500	9737381
V. CURRENT LIABILITIES
Borrowings and loans (90, 94)	610	—	229882
Bank loans redeemable within 12 months after the reporting date	611	—	229882
Borrowings redeemable within 12 months after the reporting date	612	—	—
Accounts Payable	620	4 043 998	9029552
Suppliers and contractors (60, 76)	621	2 175 939	4849914
Notes payable (60)	622	—	—
Payables to subsidiaries and associated companies (78)	623	—	—
Payables to the company employees (70)	624	50 943	70546
Debt to the state off-budget funds (69)	625	11 168	11092
Debt to the budget (68)	626	962 018	743338
Advances received (64)	627	843 930	3209930
Other creditors	628	—	144732
Income payable to the participants (founders) (75)	630	6 186	6 186
Unearned revenues (83)	640	104 775	104 780
Reserves for deferred expenses (89)	650	—	—
Other current liabilities	660	—	—
Section V TOTAL	690	4 154 959	9370400
BALANCE (total lines 490 + 590 + 690)	700	37 836 250	53297860

REFERENCE

ON THE ITEMS AVAILABLE AND ACCOUNTED FOR IN OFF-BALANCE ACCOUNTS

	Line code	At the beginning of the accounting period	At the end of the accounting period
1	2	3	4
Indicator
Lease of fixed assets (001)	910	—	—
Including leasing	911	—	—
Inventory holdings accepted for storing and to be accounted for (002)	920	—	—
Goods accepted on commission (004)	930	—	—
Liabilities of insolvent debtors written off into losses (007)	940	504 962	504 962
Security for liabilities and payments received (008)	950	20 377	22479
Security for liabilities and payments issued (008)	960	81	81
Housing facilities depreciation (014)	970	—	133
Depreciation of external improvement objects and other items of a similar nature (015)	980	—	—
Intangibal assets	990	—	1191084

INCOME STATEMENT

		Codes
	Form # 2, OKUD	0710002
as of October 01, 2002	Date (year, month, day)
Organization: Mobile TeleSystems Open Joint Stock Company	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: telecommunications services	OKDP	none
Organizational and legal form / property form: open joint stock company / private	OKOPF/OKFS	47/34
Unit of measurement: thousands rubles	OKEI

Shipment-related

Indicator	Line code	For the accounting period	For a similar period of the last year
1	2	3	4
I. Revenues and expenses from ordinary activities
Revenues (net) from sale of goods, products, works, services (less) value added tax, excise tax and similar obligatory payments	010	23603896	17266411
Cost of goods, products, works, services sold	020	12032469	7726888
Gross profit	029	11571427	9539523
Commercial expenses	030	552805	488977
Administrative expenses	040	—	—
Profit (loss) from sales (lines (010 – 020 – 030 – 040))	050	11018622	9050546
II. Operating revenues and expenses
Interest receivable	060	233173	383938
Interest payable	070	396	—
Income from participation in other organizations	080	16072	2296
Other operating revenues	090	174378	—
Other operating expenses	100	680202	373171
III. Non-sales revenues and expenses
Non-sales revenues	120	8382064	264417
Non-sales expenses	130	8567303	368831
Profit (loss) before taxes (lines 050 + 060 – 070 + 080 + 090 – 100 +120 – 130)	140	10576408	8959195
Tax on profit and other obligatory payments of a similar nature	150	247137	2744570
Profit (loss) from ordinary activities	160	8105031	6214625
IV. Extraordinary revenues and expenses
Extraordinary revenues	170	2098	1550
Extraordinary expenses	180	1159	—
Net income (retained earnings (loss) for the accounting period) (lines (160 + 170 – 180))	190	8105970	6216175

DECODING OF SEPARATE PROFITS AND LOSSES

Indicator	Line code	For the accounting period		For a similar period of the last year
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Penalties recognized or on which decisions of court (arbitration court) on their collecting are received	210	1914	—	—	—
Profit (loss) of the last years	220	8444632	—	130942	—
The indemnification, caused by default or inadequate execution of obligations	230	—	—	—	—
Course differences on operations in foreign currency	240	8321770	8456815	224328	—
Decrease of the cost price of material - industrial stocks on the end of the accounting period	250	—	—	—	342117
Charge off receivable and creditor debts on which term of limitation of actions has expired	260	21322	—	—	1790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Mikhail Smirnov
		Name:	Mikhail Smirnov
		Title:	President

Date: November 19, 2002